    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 22, 1996
                                                     REGISTRATION NO. 333-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                            ------------------------

                         EAGLE HARDWARE & GARDEN, INC.
             (Exact name of Registrant as specified in its charter)

          WASHINGTON                                               91-1465348
 (State or other jurisdiction                                   (I.R.S. Employer
              of                                                 Identification
incorporation or organization)                                      Number)

                             981 POWELL AVENUE S.W.
                            RENTON, WASHINGTON 98055
                                 (206) 227-5740
         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             DAVID J. HEERENSPERGER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         EAGLE HARDWARE & GARDEN, INC.
                             981 POWELL AVENUE S.W.
                            RENTON, WASHINGTON 98055
                                 (206) 227-5740
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

         Michael J. Erickson                        Stephen A. McKeon
           Laura A. Bertin                           David C. Clarke
  HELLER, EHRMAN, WHITE & MCAULIFFE                    PERKINS COIE
         6100 Columbia Center                       1201 Third Avenue
           701 Fifth Avenue                             40th Floor
    Seattle, Washington 98104-7098            Seattle, Washington 98101-3099
            (206) 447-0900                            (206) 583-8888

                            ------------------------

        Approximate date of commencement of proposed sale to the public:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED
                                                    PROPOSED          MAXIMUM
                                   AMOUNT TO         MAXIMUM         AGGREGATE        AMOUNT OF
       TITLE OF SHARES                BE         OFFERING PRICE      OFFERING       REGISTRATION
       TO BE REGISTERED         REGISTERED (1)    PER SHARE (2)      PRICE (2)           FEE
Common Stock..................     5,175,000         $17.63         $91,235,250        $31,460

(1) Includes 675,000 shares subject to the Underwriters' over-allotment option.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based on the average of the high and low prices of the Common Stock on the Nasdaq National Market on August 15, 1996.
                            ------------------------

    THE REGISTRANT HEREBY UNDERTAKES TO AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED AUGUST 22, 1996

                                4,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

    ALL THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY EAGLE HARDWARE & GARDEN, INC. ("EAGLE HARDWARE" OR THE "COMPANY"). THE COMMON STOCK OF THE COMPANY IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "EAGL." THE CLOSING PRICE OF THE COMMON STOCK ON AUGUST 21, 1996 AS REPORTED ON THE NASDAQ NATIONAL MARKET WAS $20.75 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."

    SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------
                                                PRICE        UNDERWRITING      PROCEEDS TO
                                              TO PUBLIC      DISCOUNT (1)      COMPANY (2)
- --------------------------------------------------------------------------------------------
PER SHARE................................         $                $                $
TOTAL (3)................................         $                $                $
- --------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------

(1) SEE "UNDERWRITING" FOR INFORMATION CONCERNING INDEMNIFICATION OF THE UNDERWRITERS AND OTHER MATTERS.

(2) BEFORE DEDUCTING ESTIMATED OFFERING EXPENSES OF $300,000 PAYABLE BY THE COMPANY.

(3) THE COMPANY HAS GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 675,000 ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE THIS OPTION IN FULL,
    THE PRICE TO PUBLIC WILL TOTAL $         , THE UNDERWRITING DISCOUNT WILL
    TOTAL $         AND THE PROCEEDS TO COMPANY WILL TOTAL $         . SEE
    "UNDERWRITING."

    THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN SUBJECT TO RECEIPT AND ACCEPTANCE BY THEM AND SUBJECT TO THEIR RIGHT TO REJECT ANY ORDER IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING THE SHARES WILL BE MADE AGAINST PAYMENT THEREFOR AT
THE OFFICE OF MONTGOMERY SECURITIES ON OR ABOUT               , 1996.

                              -------------------

MONTGOMERY SECURITIES                                              DAIN BOSWORTH
                                                                    INCORPORATED

                               SEPTEMBER   , 1996

  [GATEFOLD COVERS (ON FRONT AND BACK OF PROSPECTUS) WITH SIX PAGES DEPICTING
                                 EAGLE HARDWARE
                   STORES, EMPLOYEES, CUSTOMERS, PRODUCTS AND
              A MAP SHOWING THE LOCATION OF EAGLE HARDWARE STORES

THE COVERS WILL INCLUDE THE FOLLOWING CAPTIONS:

       1) Eagle Hardware & Garden stores are typically located near major freeways or thoroughfares to provide convenient access and greater visibility.
       2) A network of 17 to 26 cash registers in each Eagle Hardware store records daily sales transactions.
       3) Over 250 brand name faucets, valves and shower heads are carried in Eagle Hardware's plumbing department.
       4) Bath Displays (This will be used as a heading)
       5) Kitchen Displays (This will be used as a heading)
       6) Eagle Hardware Design Center (This will be used as a heading)
       7) Design Center/Paint Mixing Center (This will be used as a heading)
       8) An area of approximately 8,000 square feet features kitchen and bath displays, 27 styles of kitchen cabinets and brand name appliances.
    Kitchens and baths are displayed in fully accessorized real-life settings.
       9) Computer-assisted kitchen design is offered as a free service in all Eagle Hardware stores.
       10)The Company's innovative Design Center is intended to stimulate home improvement ideas by conveying the image of a free home show every day. Design coordinators work with customers at the Design Center to conceptualize and plan almost any home decorating project.
       11)A computerized color matching service helps customers analyze and select paint and stain colors more easily.
       12)Eagle Hardware stores carry a full line of windows and doors, including wood, aluminum and vinyl windows and exterior doors from
    Summit. Pella windows are available on a special order basis.
       13)Door & Window Expo (This will be used as a heading)
       14)The lumber and building materials department stocks lumber up to 16 feet in length, 400 types of decorative moldings and a wide variety of plywood, particle board, roofing materials and roof coatings.
       15)Lumber & Building Materials (This will be used as a heading)
       16)Lawn & Garden (This will be used as a heading)
       17)The lawn and garden department carries a broad range of seasonal nursery plants, shrubs and bedding plants, as well as patio products.
       18)Major brands of power tools, including Black & Decker, Delta, DeWalt, Hitachi, Makita, Milwaukee, Porter Cable, Ryobi and Skil are stocked in Eagle Hardware's tool department.
       19)Lighting & Electrical (This will be used as a heading)
       20)The lighting department features over 1,600 different styles of lighting fixtures. Complementing this selection, over 260 different light bulbs are offered in the electrical department.
       21)The hardware department features over 3,700 innovative "flip bins" filled with hardware items that are not typically offered by the
    Company's competitors, from plastic tips for chair legs to bumpers, crown corks, corrugated fasteners and metric fasteners.
       22)Hard-To-Find Hardware (This will be used as a heading)
       23)Specialized Services (This will be used as a heading)
       24)A full-time locksmith is available for on-site consultation.
       25)Customers can have a wide variety of materials custom cut at the Company's cut shop.
       26)Eagle Hardware stores offer a low-cost delivery service. Trucks are fully equipped, including a large capacity rough terrain forklift.
       27)Current and Planned Locations (This will be used as a heading)
       28)Eagle Hardware stores feature an Idea Center where over 270 titles of do-it-yourself books, plans and video tapes are offered for purchase.]

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING." REFERENCES TO FISCAL YEARS BY DATE REFER TO THE FISCAL YEAR THAT COMMENCES IN SUCH YEAR; FOR EXAMPLE, THE FISCAL YEAR COMMENCING JANUARY 27, 1996 AND ENDING JANUARY 31, 1997 IS REFERRED TO AS "FISCAL 1996."

                                  THE COMPANY

    Eagle Hardware & Garden, Inc. ("Eagle Hardware" or the "Company") is a leading operator of customer-friendly home improvement centers in the western United States. Since opening its first store in Spokane, Washington in November 1990, the Company has grown to 25 stores with over three million square feet of selling space. Eagle Hardware stores generated average annual sales per store of $28.2 million in 1995, the second highest in the industry. The Company's stores average approximately 123,000 square feet and feature a product assortment of over 60,000 stock keeping units ("SKUs"), significantly more than the Company's principal competitors, while maintaining an average in-stock position of over 98%. Since its inception, the Company has focused on creating the best home improvement shopping experience for its customers by combining the selection and value associated with traditional warehouse-format home centers with the comfortable atmosphere and service orientation of specialty retailers.

    The Company's goal is to be the premier operator of customer-oriented home improvement centers in the United States. To achieve this goal, Eagle Hardware has applied a business strategy designed to satisfy the preferences expressed by its target do-it-yourself customers. The Company's business strategy consists of five key elements: (i) present a customer-friendly shopping environment that is clean, attractive, thoughtfully designed and "easy-to-shop;" (ii) offer "More of Everything-Registered Trademark-," with one of the broadest and deepest selections of brand name home improvement products available in the United States; (iii) provide exceptional customer service as the "Nordstrom" of the home improvement business, through knowledgeable and highly trained sales associates, Eagle Experts-TM- and Eagle Service Specialists-TM-, and a "no-hassle" return policy; (iv) operate stores in locations that maximize convenience and accessibility; and (v) offer everyday low prices. The Company believes the successful implementation of its business strategy has made Eagle Hardware a more appealing destination for home improvement shoppers, including female customers, who favor the customer-oriented shopping environment of the Company's stores over the often confusing atmosphere of traditional warehouse-format home centers.

    The Company's expansion strategy is two-fold. The first element of the Company's strategy is to cluster multiple home centers in metropolitan areas such as Seattle, Salt Lake City and Denver. This clustering strategy is designed to saturate larger markets in order to increase market share and operating leverage. The Company believes this strategy has enabled it to achieve the largest market share in the greater Seattle area based on a recent independent consumer survey which indicated that over 27% of the do-it-yourself consumers surveyed named Eagle Hardware as their primary store for home improvement purchases. The second element of the Company's strategy is to operate home centers in single-store markets such as Kennewick and Yakima, Washington, Medford, Oregon and Billings, Montana. This strategy is designed to establish favorable market positions in small markets in which the Company believes operating costs are typically lower and competition is less intense. The Company recently developed a modified version of its store model to serve as a prototype for certain of these small markets. This prototype consists of a main store of approximately 95,000 square feet with an attached drive-through lumber and building materials yard of approximately 60,000 square feet. The Company has opened one store and plans to open two additional stores utilizing this new prototype by the end of fiscal 1997.

                              RECENT DEVELOPMENTS

    For the 13 weeks ended July 26, 1996, the Company had net sales of $209.1 million compared to net sales of $167.8 million in the comparable period of fiscal 1995. This 25% increase in net sales resulted from a 14% increase in store weeks related to the opening of five stores during fiscal 1995 and a 12% increase in same store sales over the prior year period. Net income increased to $8.1 million in the second quarter from $4.6 million in the prior year period. This 77% increase in net income was a result of strong same store sales, gross margin improvements and continued leveraging of the Company's fixed costs.

    Ernst Home Centers, a significant competitor in most of the Company's markets, filed for relief under Chapter 11 of the U.S. Bankruptcy Code in July 1996 and has closed a number of stores in Eagle Hardware's markets. The Company believes this has positively impacted its performance and may continue to do so in the future.

    The Company opened a store in August 1996 in the single-store market of Wenatchee, Washington utilizing its new store prototype. The Company currently plans to open two additional stores during fiscal 1996, four or five stores during fiscal 1997 and four to six stores in fiscal 1998 in both major metropolitan and small markets in the western United States. Sites for six stores expected to be opened before the end of fiscal 1997 are either owned or under contract.

    The Company's principal executive offices are located at 981 Powell Avenue S.W., Renton, Washington 98055, and its telephone number is (206) 227-5740. The Company was incorporated in Washington in November 1989.

                                  THE OFFERING

Common Stock offered..............................  4,500,000 shares
Common Stock to be outstanding after the
offering..........................................  27,523,713 shares (1)
Use of proceeds...................................  To repay outstanding bank debt; to finance new store openings; and for
                                                    general corporate purposes. See "Use of
                                                    Proceeds."
Nasdaq National Market symbol.....................  EAGL

- ------------------------------
(1) Excludes (a) 1,708,100 shares of Common Stock reserved for issuance upon exercise of options under the Company's stock option plans, of which options to purchase 1,343,950 shares were outstanding as of August 19, 1996 at a weighted average exercise price of $8.30 per share and (b) 4,791,667 shares of Common Stock reserved for issuance upon conversion of outstanding subordinated debentures.

                         ------------------------------

    MORE OF EVERYTHING-Registered Trademark- is a federally registered trademark of the Company and EAGLE HARDWARE & GARDEN-REGISTERED TRADEMARK- is a federally registered service mark of the Company. In addition, the Company claims common law rights to the foregoing and various other trademarks and service marks. All other trademarks or registered trademarks appearing in this Prospectus are trademarks or registered trademarks of the respective companies that utilize them.

                         SUMMARY FINANCIAL INFORMATION
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

                                                      YEAR ENDED                                26 WEEKS ENDED
                            ---------------------------------------------------------------  --------------------
                            JANUARY 31,  JANUARY 29,  JANUARY 28,  JANUARY 27,  JANUARY 26,  JULY 28,   JULY 26,
                               1992         1993         1994         1995         1996        1995       1996
                            -----------  -----------  -----------  -----------  -----------  ---------  ---------
                            (53 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)

STORE WEEKS IN PERIOD
 (1)......................         101          266          492          850        1,135         521        624

RESULTS OF OPERATIONS
 DATA:

  Net sales...............   $  51,130    $ 147,281    $ 322,938    $ 518,755    $ 615,674   $ 297,981  $ 370,184
  Gross margin............      14,910       42,224       93,940      139,282      165,809      80,067    103,595
  Loss on sale of
   Canadian subsidiary....      --           --           --           12,715       --          --         --
  Operating income........         741        6,339       16,029        4,869       22,596      11,521     21,830
  Net income (loss).......   $   1,109    $   4,160    $  10,759    $  (6,284)   $  11,335   $   7,233  $  11,029
  Net income (loss) per
   share,
   primary................   $    0.09    $    0.26    $    0.50    $   (0.28)   $    0.49   $    0.31  $    0.47
  Net income (loss) per
   share, fully diluted
   (2)....................                                                                              $    0.46

SELECTED OPERATING DATA:
  Number of stores open at
   end of period..........           4            7           13           19           24          22         24
  Selling square footage
   at end of period (in
   thousands) (3).........         437          801        1,520        2,248        2,861       2,610      2,904
  Average weekly net sales
   per
   store (in thousands)...   $     506    $     554    $     656    $     610    $     542   $     572  $     593
  Average net sale per
   transaction............   $   37.24    $   38.69    $   40.21    $   38.44    $   37.92   $   37.45  $   38.46
  Same store sales
   increase (4)...........          28%          23%          12%          (2)%         (7)%        (7)%         7%

                                                                                              JULY 26, 1996
                                                                                        --------------------------
                                                                                         ACTUAL    AS ADJUSTED (5)
                                                                                        ---------  ---------------
BALANCE SHEET DATA:

  Working capital.....................................................................  $  48,784    $   137,330
  Total assets........................................................................    409,944        461,590
  Note payable to bank................................................................     36,900        --
  Long-term debt, excluding current portion...........................................    109,203        109,203
  Shareholders' equity................................................................    167,634        256,180

- ------------------------------
(1) "Store Weeks in Period" represents the aggregate number of full weeks in which stores were open during the reporting period.

(2) The Company's 6.25% convertible subordinated debentures were dilutive for the first time in the 26 weeks ended July 26, 1996, and accordingly are assumed to be converted into 4,791,667 shares of Common Stock for purposes of calculating fully diluted net income per share.

(3) The calculation of selling square footage excludes storage and exterior lawn and garden (including covered greenhouses).

(4) Stores enter the same store sales base at the beginning of their fourteenth month of operation.

(5) As adjusted to reflect the estimated net proceeds from the sale of the Common Stock offered hereby. A portion of the net proceeds will be used to repay short-term bank borrowings, which are expected to be approximately $36,000,000 as of the closing of this offering.

                         ------------------------------

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY OR INDUSTRY TRENDS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS AND IN DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

COMPETITION

    The home improvement, hardware and garden businesses are all highly competitive. The Company competes against traditional hardware, plumbing, electrical and home supply retailers, as well as warehouse-format and discount retail stores and catalog companies. Sixteen of the Company's 25 stores compete in markets where Home Depot, a warehouse-format home center with approximately 450 stores in the United States, also operates stores. Three of these stores are located next to existing Eagle Hardware stores. The Company's gross margin and operating income are generally lower for stores located in markets where Home Depot also operates stores. The Company also currently competes against a number of other companies in the western United States, including Fred Meyer, Ernst Home Centers ("Ernst"), HomeBase, Builders' Square and Hugh M. Woods (a unit of Payless Cashways). Many of the Company's competitors have substantially greater resources than the Company. In addition, there has been increasing consolidation within the home improvement industry, which may provide certain entities with even stronger competitive advantages over the Company. Moreover, the Company's ability to expand into and operate profitably in new markets, particularly small markets, may be adversely affected by the existence or entry of competing warehouse-format home centers.

    Should Home Depot or any of the Company's other competitors reduce prices in any of Eagle Hardware's markets, the Company may be required to implement price reductions in order to remain competitive. In addition, although the Company believes that alternative sources of merchandise are available, some of the Company's competitors may attempt to negotiate exclusive supply arrangements with certain of the Company's vendors, which could result in the loss of individual sources of merchandise. The implementation of price reductions or the loss of certain key vendors could have a material adverse effect on the Company's business, financial condition and operating results. See "Business -- Expansion Strategy" and "-- Competition."

EXPANSION PLANS

    The Company opened its first store in November 1990 and currently operates 25 home improvement centers, averaging 123,000 square feet (excluding storage and exterior garden square footage). The Company's expansion strategy is to cluster multiple home centers in metropolitan areas such as Seattle, Salt Lake City and Denver, and to open single home centers in small markets. In the Company's experience, the opening of additional stores in existing markets tends to negatively impact same store sales at existing stores. The Company expects this trend, commonly referred to as "sales cannibalization," to continue as a result of its planned expansion program. Further, the Company's ability to successfully execute its expansion strategy will depend, in large part, on its ability to obtain suitable store sites at acceptable prices, particularly sites meeting the large space requirements of Eagle Hardware stores. In addition, the Company has encountered, and may continue to encounter, substantial delays, increased expenses or loss of potential sites due to the complexities associated with the regulatory and permitting process in markets in which the Company intends to locate its stores. There can be no assurance that the Company will be able to open the planned number of new stores according to its store opening schedule; failure to do so could have a material adverse effect on the Company's business, financial condition and operating results.

    The Company recently augmented its expansion strategy to include a new store prototype designed for selected single-store small markets. This prototype consists of a main store of approximately 95,000 square feet and includes certain features intended to cater to the unique needs of do-it-yourself and professional customers in small markets, including an attached drive-through lumber and building materials yard of approximately 60,000 square feet. The Company is utilizing this strategy in Wenatchee, Washington, and plans to use it in Pueblo, Colorado and Kahului (Maui), Hawaii. Although the Company currently operates stores in small markets, the first Eagle Hardware store based on this new prototype was opened in August 1996; therefore, the Company's experience with the new prototype is extremely limited. The Company anticipates that average annual sales levels achieved by stores located in small markets will be lower than those obtained by stores operated in large metropolitan markets. In addition, there can be no assurance that the Company's future stores, including those based on this new prototype, will achieve anticipated sales and gross margin levels or that they will prove to be profitable. Should any new store be unprofitable or should any existing store experience a decline in profitability, the effect on the Company's results of operations could be more significant than would be the case with a larger company.

    The construction of new store facilities and the conversion of existing structures into Eagle Hardware stores are also subject to unexpected delays, which could lead to higher costs. The Company's expansion further depends on its ability to complete the improvements at its home centers in a timely manner, to hire and train competent store managers and staff, and to integrate these employees and new home centers into its overall systems and operations. Because the Company will be expanding into geographic markets in which it has no previous operating experience, it may face competitive challenges, delays or other problems that are different from those encountered to date. There can be no assurance that the Company will be able to enter new geographic markets successfully.

    The Company currently owns or has signed agreements to purchase the land for six stores scheduled to be opened during fiscal 1996 and 1997. As a result, the Company will be required to finance the construction of the new store buildings on these sites, and will incur significant inventory and capital expenditures and preopening costs. The Company believes the net proceeds from this offering, cash generated from operations, in combination with anticipated bank borrowings under the existing line of credit and the proceeds of fixed-term capital asset loans and/or sale-leaseback transactions, will be sufficient to satisfy its anticipated working capital, capital expenditure, interest and debt service requirements through fiscal 1997. However, in the past the Company has occasionally exceeded its capital expenditure budget substantially as a result of project delays, construction cost overruns and other factors, and the Company may be required to seek additional sources of funds for its planned expansion. There can be no assurance that such funds will be available on satisfactory terms. Failure to obtain such financing could delay or prevent the Company's planned expansion, which could adversely affect the Company's business, financial condition and operating results. In addition, there can be no assurance that there will not be a decline in the market value of the Company's properties, which could also have an adverse effect on the Company's business, financial condition and operating results. See "Business -- Expansion Strategy" and "-- Properties."

ABILITY TO MANAGE GROWTH; DEPENDENCE ON ACCOUNTING AND MANAGEMENT INFORMATION SYSTEMS

    The Company has experienced significant growth in recent years and intends to continue its growth strategy. This strategy will require an increase in Company personnel, particularly store managers and sales associates, who possess the training and experience necessary to operate the Company's new stores. There can be no assurance that the Company will be able to continue to attract, develop and retain the personnel necessary to pursue its growth strategy. In addition, Eagle Hardware's rapid growth has placed significant pressure on its accounting systems and internal controls. During fiscal 1991 and fiscal 1992, the Company experienced an inventory shortage and other accounting problems that were due in part to weaknesses in accounting systems and internal controls. The Company has taken a number of steps over the past several years to improve its accounting systems and internal controls. However, there can be no assurance that additional problems associated with the Company's rapid growth will not occur in the future. Any such additional problems could have a material adverse impact on the Company's business, financial condition and results of operation. The Company will also need to continually evaluate the adequacy of its management information systems, including its inventory control and distribution systems, and in the future will need to upgrade or reconfigure its management information systems to support its planned expansion. While the Company has taken a number of precautions against certain events that could disrupt the operation of its management information systems, including in connection with its planned systems revisions, there can be no assurance that the Company will not experience systems failures or interruptions, which could have a material adverse effect on its business, financial condition and operating results. Further, the Company currently relies on a single outside vendor for the software and support of its management information systems. Although the Company believes that alternative information systems vendors are available, in the event it were to change vendors, the Company could experience systems delays or interruptions, which could have a material adverse effect on the Company's business, financial condition and operating results. Moreover, as the Company grows, it will need to continually analyze the sufficiency of its warehouse and distribution space and will require additional facilities in order to support such growth. See "Business -- Purchasing and Distribution" and "-- Management Information Systems."

FLUCTUATIONS IN SAME STORE SALES

    A variety of factors affect the Company's same store sales, including, among others, actions of competitors (including the opening of additional stores in the Company's markets), the retail sales environment, general economic conditions, weather conditions and the Company's ability to execute its business strategy effectively. In addition, the Company's expansion plans include the opening of additional stores in market areas where the Company has already opened stores. The Company's experience has been that opening such additional stores in the same market area reduces sales at existing Company stores located in that area and the Company expects this sales cannibalization to continue in the future. Moreover, one of the Company's competitors, Ernst, has recently held liquidation sales in connection with closing a number of its stores in the Company's markets, and may continue to do so in the future. These liquidation sales could have a short-term negative impact on the Company's same store sales in market areas containing Ernst stores. Should Ernst emerge from bankruptcy or should a new competitor replace Ernst, the Company's same store sales, business, financial condition and operating results could be adversely affected. The Company's quarterly same store sales have fluctuated significantly in the past and may do so in the future. The Company's same store sales increases (decreases) over the prior year were 12%, (2%) and (7%) in fiscal years 1993, 1994 and 1995, respectively, and 1% and 12% in the first and second quarters of fiscal 1996, respectively. New store openings by the Company in existing markets and significant same store sales increases to date in 1996, combined with other factors such as competition and economic trends in the Company's markets, may result in future same store sales increases lower than those experienced in fiscal 1996. Moreover, there can be no assurance that same store sales for any particular period will not decrease in the future. Changes in the Company's same store sales have in the past and could in the future cause the price of the Common Stock to fluctuate substantially.

FLUCTUATIONS IN QUARTERLY RESULTS AND SEASONALITY

    The Company's quarterly operating results have fluctuated in the past and are expected to fluctuate in the future as a result of a variety of factors, including the timing of store openings and related preopening expenses, weather conditions, price increases by suppliers, actions by competitors, conditions in the home improvement market and the hardware industry in general, regional and national economic conditions and other factors. Moreover, the Company expects its business to exhibit some measure of seasonality, which the Company believes is typical of the retail home center industry. The Company anticipates that its gross margin percentage will generally be lower in the second and third quarters of each fiscal year, when sales of lower-margin products are proportionately greater. The Company also expects that, in general, individual stores will experience lower net sales and operating income and that cash flow from operations will be lower in the fourth quarter than in any other quarter, due primarily to the effect of winter weather on home improvement projects and the lack of significant sales of lawn and garden items during the quarter.

GENERAL ECONOMIC CONDITIONS

    The success of the Company's operations depends on a number of economic conditions. In particular, higher mortgage interest rates and slower housing turnover will generally have an adverse effect on the Company's sales and earnings. The Company cannot predict with certainty the effect on its future earnings if either the national or regional economies of the United States face a downturn or encounter periods of high inflation and rising interest rates.

GEOGRAPHIC CONCENTRATION

    As its operations are located entirely in the western United States, the Company is subject to regional risks, such as the economy, weather conditions, natural disasters and government regulations. If the region were to suffer an economic downturn or other adverse regional events occur, there may be an adverse impact on the Company's sales and profitability and its ability to implement its planned expansion program. Some of the Company's competitors, including Home Depot, operate stores across the United States and thus are not as vulnerable as the Company to such regional risks.

DEPENDENCE ON KEY INDIVIDUALS

    The Company's success depends in large part on the abilities and continued service of its executive officers and other key employees, including David J. Heerensperger, the Company's founder, Chairman and Chief Executive Officer, and Richard T. Takata, the Company's President and Chief Operating Officer. Most of these individuals, including Messrs. Heerensperger and Takata, are not subject to employment agreements that would prevent them from leaving the Company. There can be no assurance that the Company will be able to retain the services of such executive officers and other key employees. The loss of key personnel could have a material adverse effect on the Company's business, financial condition and operating results. See "Management."

VOLATILITY OF STOCK PRICE

    The market price of the Common Stock has fluctuated substantially since the Company's initial public offering in July 1992. There can be no assurance that the market price of the Common Stock will not fluctuate significantly from its current level. Future announcements concerning the Company or its competitors, quarterly variations in operating results or same store sales, changes in product mix or prices by the Company or its competitors, weather patterns or economic trends that may be perceived to affect the demand for the Company's products, changes in earnings estimates by analysts or changes in accounting policies, among other factors, could cause the market price of the Common Stock to continue to fluctuate substantially. In addition, stock markets have experienced extreme price and volume volatility in recent years. This volatility has had a substantial effect on the market prices of securities of many public companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Common Stock.

ANTITAKEOVER CONSIDERATIONS

    Certain provisions of the Company's Restated Articles of Incorporation and Restated Bylaws, as well as the Washington Business Corporation Act, could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of the Company without approval of the Company's Board of Directors. Such provisions could also limit the price that certain investors might be willing to pay in the future for the Common Stock. Certain of such provisions allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the Common Stock. Additionally, the Company's Restated Bylaws provide for staggered terms for the Board of Directors. The Company is also subject to the provisions of Chapter 23B.19 of the Washington Business Corporation Act, which generally prohibits any "significant business transactions" within five years of the date a person acquires 10% or more of the outstanding voting shares of a Washington corporation unless the transaction or the acquisition is approved prior to the acquisition date by a majority of a company's then board of directors. After the five-year period, a "significant business transaction" may take place as long as it complies with certain "fair price" provisions of the statute which generally prohibits "interested shareholder transactions" (such as a merger, sale of assets or liquidation) with a person who beneficially owns 20% or more of a corporation's outstanding voting securities, unless approved by a majority vote of disinterested directors or a two-thirds vote of disinterested shareholders. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deferring or preventing a change in control of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

    The sale of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Approximately 6,132,000 shares beneficially owned by the Company's officers and directors will be eligible for sale in the public market beginning 90 days after the date of this Prospectus upon the expiration of lock-up agreements with the Underwriters and subject to the provisions of Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"). In addition, certain existing shareholders possess registration rights with respect to shares of Common Stock.

                                USE OF PROCEEDS

    The net proceeds from the sale of the 4,500,000 shares of Common Stock offered by the Company hereby (after deducting the underwriting discount and estimated offering expenses payable by the Company) are estimated to be approximately $88.5 million (approximately $101.9 million if the Underwriters' over-allotment option is exercised in full), at an assumed offering price of $20.75 per share. The Company intends to use approximately $36.0 million of the net proceeds to repay the balance anticipated to be outstanding at the close of this offering on a revolving working capital line bearing interest at an average rate of 7.02% as of July 26, 1996, and the remainder to finance new store openings and for general corporate purposes. Pending such uses, the net proceeds will be invested in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

    The Company has not declared or paid any cash dividends on the Common Stock. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not anticipate paying cash dividends on its capital stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, the general financial condition of the Company and general business conditions. In addition, under the terms of the Company's current revolving line of credit, the Company is prohibited from paying dividends without the lender's prior written consent.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock is traded on the Nasdaq National Market under the symbol "EAGL." The following table sets forth, for the Company's fiscal periods indicated, the high and low closing prices per share for the Common Stock, as reported on the Nasdaq National Market.

                                                                                       HIGH        LOW
                                                                                     ---------  ---------
FISCAL 1994
  First Quarter....................................................................  $   16.50  $   12.00
  Second Quarter...................................................................      15.63       9.00
  Third Quarter....................................................................      13.50       9.38
  Fourth Quarter...................................................................      10.13       7.75
FISCAL 1995
  First Quarter....................................................................  $    8.63  $    6.88
  Second Quarter...................................................................       7.88       6.13
  Third Quarter....................................................................       9.88       7.00
  Fourth Quarter...................................................................       8.88       7.13
FISCAL 1996
  First Quarter....................................................................  $   11.63  $    8.38
  Second Quarter...................................................................      18.50       9.38
  Third Quarter (through August 21, 1996)..........................................      20.75      17.00

    On August 21, 1996, the closing price of the Common Stock as reported on the Nasdaq National Market was $20.75 per share. As of August 19, 1996, there were approximately 1,250 holders of record of the Common Stock.

                                 CAPITALIZATION

    The following table sets forth the short-term borrowings and capitalization of the Company at July 26, 1996 on an actual basis and as adjusted to give effect to the sale of the 4,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $20.75 per share and the application of the net proceeds therefrom as described under "Use of Proceeds."

                                                                                             JULY 26, 1996
                                                                                      ----------------------------
                                                                                        ACTUAL     AS ADJUSTED (1)
                                                                                      -----------  ---------------
                                                                                             (IN THOUSANDS)

Note payable to bank................................................................  $    36,900   $    --
                                                                                      -----------  ---------------
                                                                                      -----------  ---------------
Long-term debt, excluding current portion:
  Senior mortgage indebtedness and capital leases...................................       22,953          22,953
  6.25% Convertible Subordinated Debentures Due 2001................................       86,250          86,250
                                                                                      -----------  ---------------
    Total long-term debt............................................................      109,203         109,203
Shareholders' equity:
  Preferred Stock, without par value, 10,000,000 shares authorized, no shares
   outstanding......................................................................      --             --
  Common Stock, without par value, 50,000,000 shares authorized, 23,019,413 shares issued and outstanding (2);
   27,519,413 shares issued and outstanding, as adjusted............................      136,725         225,271
  Retained earnings.................................................................       30,909          30,909
                                                                                      -----------  ---------------
    Total shareholders' equity......................................................      167,634         256,180
                                                                                      -----------  ---------------
    Total capitalization............................................................  $   276,837   $     365,383
                                                                                      -----------  ---------------
                                                                                      -----------  ---------------

- ------------------------------
(1) As adjusted to reflect the estimated net proceeds from the sale of Common Stock offered by the Company hereby.

(2) Shares issued and outstanding exclude (a) 1,712,400 shares of Common Stock reserved for issuance upon exercise of options under the Company's stock option plans, of which options to purchase 1,081,750 shares were outstanding as of July 26, 1996 and (b) 4,791,667 shares of Common Stock reserved for issuance upon the conversion of outstanding subordinated debentures.

                            SELECTED FINANCIAL DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

    The following results of operations and balance sheet data as of the end of and for fiscal 1991, 1992, 1993, 1994 and 1995 have been derived from the Company's audited consolidated financial statements. The selected financial data for the 26 weeks ended July 28, 1995 and July 26, 1996 have been derived from unaudited consolidated financial statements of the Company. In the opinion of the Company, the unaudited financial information contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The results for the 26 weeks ended July 26, 1996 may not be indicative of the results to be achieved for the entire fiscal year. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's consolidated financial statements and related notes and other financial information included elsewhere or incorporated by reference herein.

                                                               YEAR ENDED                                26 WEEKS ENDED
                                     ---------------------------------------------------------------  --------------------
                                     JANUARY 31,  JANUARY 29,  JANUARY 28,  JANUARY 27,  JANUARY 26,  JULY 28,   JULY 26,
                                        1992         1993         1994         1995         1996        1995       1996
                                     -----------  -----------  -----------  -----------  -----------  ---------  ---------
                                     (53 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)   (52 WEEKS)
STORE WEEKS IN PERIOD (1)..........         101          266          492          850        1,135         521        624

RESULTS OF OPERATIONS DATA:
  Net sales........................   $  51,130    $ 147,281    $ 322,938    $ 518,755    $ 615,674   $ 297,981  $ 370,184
  Cost of sales....................      36,220      105,057      228,998      379,473      449,865     217,914    266,589
                                     -----------  -----------  -----------  -----------  -----------  ---------  ---------
      Gross margin.................      14,910       42,224       93,940      139,282      165,809      80,067    103,595
  Operating expenses...............      13,034       34,337       72,686      117,159      140,279      66,878     81,765
  Preopening expenses..............       1,135        1,548        5,225        4,539        2,934       1,668     --
Loss on sale of Canadian
   subsidiary .                          --           --           --           12,715       --          --         --
                                     -----------  -----------  -----------  -----------  -----------  ---------  ---------
      Operating income.............         741        6,339       16,029        4,869       22,596      11,521     21,830
  Net interest income (expense)....         321          (59)         470       (4,652)      (7,398)     (2,881)    (4,615)
  Other income.....................          47           80          264          309        1,860       2,028        145
                                     -----------  -----------  -----------  -----------  -----------  ---------  ---------
      Income before income tax.....       1,109        6,360       16,763          526       17,058      10,668     17,360
  Income taxes.....................           0        2,200        6,004        6,810        5,723       3,435      6,331
                                     -----------  -----------  -----------  -----------  -----------  ---------  ---------
      Net income (loss)............   $   1,109    $   4,160    $  10,759    $  (6,284)   $  11,335   $   7,233  $  11,029
                                     -----------  -----------  -----------  -----------  -----------  ---------  ---------
                                     -----------  -----------  -----------  -----------  -----------  ---------  ---------
  Net income (loss) per share,
   primary.........................   $    0.09    $    0.26    $    0.50    $   (0.28)   $    0.49   $    0.31  $    0.47
                                     -----------  -----------  -----------  -----------  -----------  ---------  ---------
                                     -----------  -----------  -----------  -----------  -----------  ---------  ---------
  Net income (loss) per share,
   fully diluted (2)...............                                                                              $    0.46
                                                                                                                 ---------
                                                                                                                 ---------
SELECTED OPERATING DATA:
  Number of stores open at end of
   period..........................           4            7           13           19           24          22         24
  Selling square footage at end of
   period (in thousands) (3).......         437          801        1,520        2,248        2,861       2,610      2,904
  Average weekly net sales per
   store (in thousands)............   $     506    $     554    $     656    $     610    $     542   $     572  $     593
  Average net sale per
   transaction.....................   $   37.24    $   38.69    $   40.21    $   38.44    $   37.92   $   37.45  $   38.46
  Same store sales increase (4)....          28%          23%          12%          (2)%         (7)%        (7)%         7%

BALANCE SHEET DATA:
  Working capital..................   $   7,998    $  22,239    $  56,160    $  79,031    $  55,391   $  55,105  $  48,784
  Total assets.....................      38,826      102,635      211,860      321,865      366,567     353,298    409,944
  Note payable to bank.............       2,025        5,700        9,500        6,000       34,500      23,100     36,900
  Long-term debt, excluding current
   portion.........................      --              138        4,915      103,807      101,542      98,386    109,203
  Shareholders' equity.............      22,529       71,724      149,309      143,849      155,601     151,170    167,634

- ------------------------------
(1) "Store Weeks in Period" represents the aggregate number of full weeks in which stores were open during the reporting period.

(2) The Company's 6.25% convertible subordinated debentures were dilutive for the first time in the 26 weeks ended July 26, 1996, and accordingly are assumed to be converted into 4,791,667 shares of Common Stock for purposes of calculating fully diluted net income per share.

(3) The calculation of selling square footage excludes storage and exterior lawn and garden (including covered greenhouses).

(4) Stores enter the same store sales base at the beginning of their fourteenth month of operation.

                          FORWARD-LOOKING INFORMATION

    THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY OR INDUSTRY TRENDS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THOSE DISCUSSED IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS AND IN DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED FINANCIAL DATA" AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN.

GENERAL

    Eagle Hardware & Garden (the "Company" or "Eagle Hardware") was incorporated in November 1989 and opened its first home improvement center in Spokane, Washington in November 1990. The Company currently operates 25 stores in the western United States, including 15 stores in the state of Washington. The Company's merchandising strategy is to provide its target do-it-yourself customers as well as professional contractors with a broad selection of home improvement items. The Company focuses on creating the best home improvement shopping experience for its customers by combining the selection and value associated with traditional warehouse-format home centers with the comfortable atmosphere and service orientation of specialty retailers. The Company's product categories include plumbing, garden, lumber, tools, electrical, hardware, paint and decor.

    The Company opened a new store in Wenatchee, Washington in August 1996 and currently plans to open two additional stores in fiscal 1996, four or five stores in fiscal 1997 and four to six stores in fiscal 1998. Based on its past experience, the Company expects that preopening expenses, which are expensed in the quarter in which the related store opens, will be approximately $700,000 per store.

    A significant element of the Company's overall expansion strategy is to provide more convenient access to its stores, expand its total market share and achieve economies of scale by clustering stores in metropolitan markets. In general, the opening of additional stores by the Company in existing markets results in sales cannibalization. The Company opened two additional stores in the Seattle metropolitan market and one additional store in the Salt Lake metropolitan market during fiscal 1995. Fiscal 1996 and 1997 store opening plans include two stores in the Seattle metropolitan market and at least two stores in the Denver metropolitan market.

    The Company's same store sales increases (decreases) over the prior year were 12%, (2%) and (7%) in fiscal years 1993, 1994 and 1995, respectively, and 1% and 12% in the first and second quarters of fiscal 1996, respectively. New store openings by the Company in existing markets and significant same store sales increases to date in 1996, combined with other factors such as competition and economic trends in the Company's markets, may result in future same store sales increases lower than those experienced in fiscal 1996. Moreover, there can be no assurance that same store sales for any particular period will not decrease in the future.

RESULTS OF OPERATIONS

    The following table sets forth the Company's results of operations for the fiscal years ended January 28, 1994, January 27, 1995, and January 26, 1996, and for the 26-week periods ended July 28, 1995 and July 26, 1996 expressed as percentages of net sales. Percentage amounts may not accumulate to 100% as a result of rounding.

                                                                                                     26 WEEKS ENDED
                                                                        FISCAL YEAR              ----------------------
                                                             ----------------------------------   JULY 28,    JULY 26,
                                                                1993        1994        1995        1995        1996
                                                             ----------  ----------  ----------  ----------  ----------
Net sales..................................................      100.0%      100.0%      100.0%      100.0%      100.0%
Cost of sales..............................................       70.9        73.2        73.1        73.1        72.0
                                                                 -----       -----       -----       -----       -----
  Gross margin.............................................       29.1        26.8        26.9        26.9        28.0
Operating expenses.........................................       22.5        22.6        22.8        22.4        22.1
Preopening expenses........................................        1.6         0.9         0.5         0.6       --
Loss on sale of Canadian subsidiary........................      --            2.5       --          --          --
                                                                 -----       -----       -----       -----       -----
  Operating income.........................................        5.0         0.9         3.7         3.9         5.9
Net interest income (expense)..............................        0.1        (0.9)       (1.2)       (1.0)       (1.2)
Other income...............................................        0.1         0.1         0.3         0.7       --
                                                                 -----       -----       -----       -----       -----
  Income before income tax.................................        5.2         0.1         2.8         3.6         4.7
Income taxes...............................................        1.9         1.3         0.9         1.2         1.7
                                                                 -----       -----       -----       -----       -----
  Net income (loss)........................................        3.3%       (1.2)%       1.8%        2.4%        3.0%
                                                                 -----       -----       -----       -----       -----
                                                                 -----       -----       -----       -----       -----

26 WEEKS ENDED JULY 26, 1996 VS. 26 WEEKS ENDED JULY 28, 1995

    NET INCOME. Net income for the first 26 weeks of fiscal 1996 was $11,029,000, or $0.46 per share, fully diluted, compared to $7,233,000, or $0.31 per share, during the first 26 weeks of fiscal 1995. The Company's 6.25% convertible subordinated debentures were dilutive for the first time in the 26 weeks ended July 26, 1996, and accordingly are assumed to be converted into 4,791,667 shares of Common Stock for purposes of calculating fully diluted net income per share. Had the debentures not been dilutive, net income per share for the 26 weeks ended July 26, 1996, would have been $0.47. The 52% increase in net income was due to the factors discussed below.

    NET SALES. Net sales for the first 26 weeks of fiscal 1996 were $370,184,000 as compared to net sales of $297,981,000 for the comparable prior year period. This 24% increase in net sales over the prior year 26-week period was due primarily to a 20% increase in store weeks of operations from 521 store weeks during the prior year period to 624 in the current year and a 7% increase in same store sales for the period (for stores open one year or more). Same store sales increased 7% primarily as a result of a 5% increase in the number of sales transactions and an increase in the average net sale per transaction for comparable stores from $37.45 to $38.20. The increase of 7% in same store sales during the current 26-week period compares to a decrease of 7% for stores open one year or more during the first 26 weeks of fiscal 1995. Management attributes the increase in same store sales to a number of factors, including continued increases in housing turnover and favorable economic conditions in most of the Company's markets and the declining performance of a primary competitor that filed for Chapter 11 bankruptcy protection in July 1996.

    GROSS MARGIN. The Company's gross margin was $103,595,000 for the first 26 weeks of fiscal 1996. This represents an increase of $23,528,000, or 29%, over the first 26 weeks of fiscal 1995. As a percentage of net sales, gross margin was 28.0% in the first 26 weeks of fiscal 1996 versus 26.9% in the comparable prior period. Management attributes the improvement in gross margin as a percentage of net sales to a combination of factors, including volume-related buying efficiencies, a reduction in realized inventory shrinkage (attributed primarily to continuing loss prevention programs) and less promotional pricing by competitors. In addition, the prior year gross margin was lower due to the opening of three new stores during the first half of fiscal 1995 and related grand opening promotional pricing.

    OPERATING EXPENSES. Operating expenses as a percentage of net sales decreased from 22.4% in the first 26 weeks of fiscal 1995 to 22.1% in the first 26 weeks of fiscal 1996. Economies of scale generated by a larger store base and additional leveraging of operating expenses attributable to the 7% increase in same store sales were the primary factors leading to the decrease in operating expenses as a percentage of sales. The dollar amount of operating expenses increased by $14,887,000, or 22%, from the comparable prior year period, primarily as a result of the 20% increase in store weeks of operations. Operating expenses would have been lower in the first half of fiscal 1996 had it not been for the Company's decision to increase staffing on the sales floor.

    PREOPENING EXPENSES. There were no preopening expenses in the first 26 weeks of fiscal 1996 because there were no store openings. In the comparable prior year period, the Company opened three stores and incurred preopening expenses of $1,668,000, or 0.6% of net sales.

    OPERATING INCOME. For the reasons explained above, operating income increased 89%, from $11,521,000 to $21,830,000, in the respective 26-week periods. Expressed as a percentage of net sales, operating income improved from 3.9% in the first 26 weeks of fiscal 1995 to 5.9% in the comparable current year period.

    INTEREST EXPENSE. Net interest expense during the first 26 weeks of fiscal 1996 was $4,615,000, compared to $2,881,000 during the comparable prior year period. This increase was due primarily to interest on additional long-term borrowings made during the latter half of 1995 and higher average borrowings on the Company's bank line of credit compared to the prior year. During both periods, interest incurred was partially offset by interest capitalized on construction projects.

    INCOME TAXES. The Company recorded a combined federal and state tax provision of $6,331,000 for the first 26 weeks of fiscal 1996, compared to a provision of $3,435,000 during the comparable prior year period. The effective tax rate for the first 26 weeks of fiscal 1996 was 36.5% versus 32.2% in the first 26 weeks of fiscal 1995. The prior year effective tax rate for the first 26 weeks was lower than the combined federal and state statutory tax rates due primarily to the utilization of a portion of the Company's capital loss carryforward incurred in the fourth quarter of fiscal 1994. The capital loss carryforward was used to offset capital gains realized on the sale of surplus land in Utah and the recovery of a previously reserved receivable relating to the sale of land in Canada.

FISCAL 1995 VS. FISCAL 1994

    NET INCOME (LOSS). During fiscal 1995, the Company recorded net income of $11,335,000, or $0.49 per share. This compared to a net loss of $6,284,000, or $0.28 per share, during fiscal 1994, attributable to a significant loss recorded on the sale of the Company's Canadian subsidiary. The change in net income was due to the factors discussed below.

    NET SALES. Net sales during fiscal 1995 were $615,674,000, compared to net sales of $518,755,000 during fiscal 1994. The increase of $96,919,000, or 19%, in net sales over fiscal 1994 was due primarily to having 1,135 store weeks of operations during the year versus 850 store weeks during the prior year. Same store sales for the year (for stores open one year or more) decreased 7% as a result of a 4% decline in the average net sale per transaction (from $39.62 to $37.86) for comparable stores and a 2% decline in the number of sales transactions.

    The decrease of 7% in same store sales during fiscal 1995 followed a decrease of 2% during the prior year. The additional decline in same store sales was primarily attributable to planned sales cannibalization by new Eagle Hardware stores, increased competition in the Puget Sound market, normal store maturation and slow economic growth in many of the Company's markets during fiscal 1995.

    GROSS MARGIN. The Company's gross margin was $165,809,000 during fiscal 1995. This represented an increase of $26,527,000, or 19%, over the prior year. As a percentage of net sales, gross margin was 26.9% during fiscal 1995 versus 26.8% in the prior year. The slight improvement in gross margin percentage versus the prior year was due primarily to the beneficial effect of selling the lower margin Canadian subsidiary in 1994, offset in part by an increase in the number of stores operating in more competitive markets.

    OPERATING EXPENSES. Operating expenses as a percentage of net sales increased from 22.6% in fiscal 1994 to 22.8% in fiscal 1995. The primary factor in this slight reduction in operating expense leverage was an 11% decline in sales per store week, from $610,000 in fiscal 1994 to $542,000 in fiscal 1995, related to the previously described decline in same store sales and to the increase in the number of lower volume stores now included in the 24-store base. As of January 26, 1996, 50% of the Company's stores had been in operation for less than 24 months.

    PREOPENING EXPENSES. Preopening expenses were $2,934,000, or 0.5% of net sales, during fiscal 1995, when the Company opened five stores. The Company opened eight stores and incurred preopening expenses of $4,539,000, or 0.9% of net sales, during fiscal 1994. Preopening expenses vary directly with the number of stores opened during a particular period, as such costs are normally expensed in the period when the related store opens.

    OPERATING INCOME. For the reasons explained above, income from operations increased 364% from $4,869,000 during fiscal 1994 to $22,596,000 during fiscal 1995. Excluding the loss on the sale of the Canadian subsidiary from the 1994 amounts, income from operations increased 29%. Expressed as a percentage of net sales, income from operations increased from 0.9% (3.4% excluding the loss on the sale of the Canadian subsidiary) during fiscal 1994 to 3.7% during fiscal 1995.

    INTEREST EXPENSE. Net interest expense during fiscal 1995 was $7,398,000, compared to net interest expense of $4,652,000 during fiscal 1994. This increase was due primarily to interest on the Company's $86,250,000 convertible debentures issued in March 1994, other long-term borrowings made during 1994 and 1995 and higher average borrowings on the Company's bank line of credit at higher rates of interest. In the prior year, the debentures were outstanding for approximately 46 weeks and interest incurred was partially offset by interest earned through temporary investment of the offering proceeds. During both years, interest incurred was partially offset by interest capitalized on construction projects.

    OTHER INCOME. Other income during fiscal 1995 was $1,860,000, compared to $309,000 during fiscal 1994. Other income in fiscal 1995 included $1,125,000 related to the settlement of securities litigation and $818,000 in capital gains recognized on the sale of surplus property in Utah.

    INCOME TAXES. The Company recorded an income tax provision of $5,723,000, or 0.9% of net sales, during fiscal 1995, compared to a provision of $6,810,000, or 1.3% of net sales, during fiscal 1994. The effective tax rate for fiscal 1995 was 33.6%. The 1995 effective tax rate was lower than the combined federal and state statutory tax rates due primarily to the utilization of a portion of the Company's capital loss carryforward incurred in the fourth quarter of fiscal 1994. The capital loss carryforward was used to offset capital gains realized on the sale of surplus land in Utah and the recovery of a previously reserved receivable relating to the sale of land in Canada. For 1994, refer to the reconciliation between the U.S. statutory income tax rate and the effective tax rate in Note 4 of notes to consolidated financial statements.

FISCAL 1994 VS. FISCAL 1993

    NET INCOME (LOSS). During fiscal 1994, the Company incurred a net loss of $6,284,000, or $0.28 per share, attributable to a significant loss recorded on the sale of the Company's Canadian subsidiary. This compared to net income of $10,759,000, or $0.50 per share, during fiscal 1993. The change in net income was due to the factors discussed below.

    NET SALES. Net sales during fiscal 1994 were $518,755,000, compared to net sales of $322,938,000 during fiscal 1993. The increase of $195,817,000, or 61%, in net sales over fiscal 1993 was due primarily to having 850 store weeks of operations during the year versus 492 store weeks during the prior year.

Same store sales for the year (for stores open one year or more) decreased 2% as a result of a 4% decline in the average net sale per transaction (from $40.30 to $38.66) for comparable stores, partially offset by a 2% increase in the number of sales transactions.

    The decrease of 2% in same store sales during fiscal 1994 compares to an increase of 12% during the prior year. This shift was primarily attributable to planned sales cannibalization by new Eagle Hardware stores, increased competition in the Puget Sound market, normal store maturation and a general softening of consumer demand in many of the Company's markets during fiscal 1994.

    GROSS MARGIN. The Company's gross margin was $139,282,000 during fiscal 1994. This represented an increase of $45,342,000, or 48%, over the prior year. As a percentage of net sales, gross margin was 26.8% during fiscal 1994 versus 29.1% in the prior year. The decline in gross margin percentage versus the prior year was due primarily to a gradual increase in the Company's provision for estimated inventory shrinkage during the year, new customer service programs which affected gross margin and the effect of increased competition, particularly in the Canadian market from which the Company withdrew during the fourth quarter.

    OPERATING EXPENSES. Operating expenses as a percentage of net sales increased from 22.5% in fiscal 1993 to 22.6% in fiscal 1994. The primary factor in this slight deterioration in operating expense leverage was a 7% decline in sales per store week, from $656,000 in fiscal 1993 to $610,000 in fiscal 1994, related to the previously described decline in same store sales and to the increase in the number of lower volume stores included in the 19-store base. As of January 27, 1995, 63% of the Company's stores had been in operation for less than 24 months.

    PREOPENING EXPENSES. Preopening expenses were $4,539,000, or 0.9% of net sales, during fiscal 1994 when the Company opened eight stores. The Company opened six stores and incurred preopening expenses of $5,225,000, or 1.6% of net sales, during fiscal 1993. Preopening expenses vary directly with the number of stores opened during a particular period, as such costs are normally expensed in the period when the related store opens.

    LOSS ON SALE OF CANADIAN SUBSIDIARY. During the fourth quarter of fiscal 1994, the Company sold its Canadian subsidiary, Eagle Hardware & Garden (Canada) Limited ("Eagle/Canada") to West Fraser Timber Co. Ltd. At the time of the sale, Eagle/Canada operated two stores in Edmonton, Alberta and had two additional sites under development in Vancouver, British Columbia. Net cash proceeds from the sale were $19,711,000; inventory, fixtures and equipment valued at approximately $8,300,000 were also returned to the United States for use in domestic operations. A pretax loss of $12,715,000 was recorded on the sale in the fourth quarter of fiscal 1994, and the fourth quarter tax provision was increased $1,616,000 to reflect the writeoff of previously recognized foreign deferred tax benefits, of which $677,000 had been recognized in the first two quarters of fiscal 1994.

    Eagle/Canada had been organized and commenced operations during fiscal 1993. When its first store opened in November 1993, there were no other warehouse home improvement centers operating in western Canada. Within months, however, two additional competitors entered the Edmonton market, which rapidly became over-stored and unprofitable at the store level. In view of the significant capital expenditures which would have been required to establish an effective presence in the Vancouver market, the unfavorable long term outlook for the Edmonton market, the overhead required to operate a separate Canadian subsidiary, the Company's relatively limited funds for expansion, the existence of more attractive investment opportunities under an existing overhead structure in the United States and the presence of a qualified buyer interested in obtaining the Eagle/Canada sites, the decision was made to withdraw entirely from the Canadian market during the fourth quarter of fiscal 1994. A letter of intent for the sale was signed on November 10, 1994, and payment was received on January 3, 1995.

    OPERATING INCOME. For the reasons explained above, income from operations declined 70% from $16,029,000 during fiscal 1993 to $4,869,000 during fiscal 1994. Expressed as a percentage of net sales, income from operations declined from 5.0% during fiscal 1993 to 0.9% during fiscal 1994.

    INTEREST INCOME (EXPENSE). Net interest expense during fiscal 1994 was $4,652,000, compared to net interest income of $470,000 during fiscal 1993. This change was due primarily to the Company's issuance of $86,250,000 of 6.25% convertible subordinated debentures during the first quarter of fiscal 1994 and to long-term debt incurred during fiscal 1994 to finance Company-owned real estate.

    INCOME TAXES. The Company recorded an income tax provision of $6,810,000, or 1.3% of net sales, during fiscal 1994, compared to a provision of $6,004,000, or 1.9% of net sales, during fiscal 1993. Because the $16,104,000 capital loss for tax purposes incurred on the sale of the Company's Canadian subsidiary could not be deducted in fiscal 1994, and because of the writeoff of previously recognized foreign deferred tax benefits necessitated by the sale, the Company's effective tax rate was 1,294.7% in fiscal 1994, compared to 35.8% in fiscal 1993 (see reconciliation between the U.S. statutory income tax rate and the effective tax rate in Note 4 of notes to consolidated financial statements). The deferred tax benefit of the non-deductible capital loss carryforward related to the loss on the sale of the Canadian subsidiary has been fully offset by a valuation allowance, and will expire at the end of fiscal 1999. This capital loss carryforward can only be used to offset future capital gains.

QUARTERLY RESULTS OF OPERATIONS

    Quarterly results of operations may fluctuate materially depending on a number of factors, including seasonality and the timing of new store openings and related preopening expenses. The Company expects that its business will exhibit some measure of seasonality, which the Company believes is typical of the retail home center industry. The Company expects that its gross margin percentage will generally be lower in the second and third quarters of each fiscal year, when sales of lower margin products are proportionately greater. The Company also expects that, in general, individual stores will experience lower net sales and operating income and that cash flow from operations will be lower in the fourth quarter of the fiscal year than in any of the other quarters, due primarily to the effect of winter weather on home improvement projects and the lack of significant sales of lawn and garden items during the period.

    The following table sets forth the Company's unaudited quarterly results of operations for each of the four quarters in fiscal years 1994 and 1995 and for the first two quarters of fiscal 1996. This quarterly information is unaudited, but has been prepared on the same basis as the annual financial information and, in the opinion of management, reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented. The results of operations for any quarter are not necessarily indicative of results for any future period.

                                                     FISCAL 1994                                   FISCAL 1995
                                  --------------------------------------------------  -------------------------------------
                                     FIRST       SECOND        THIRD       FOURTH        FIRST       SECOND        THIRD
                                    QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER      QUARTER
                                  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                        (IN MILLIONS)
Net sales.......................   $   104.0    $   144.8    $   148.2    $   121.8    $   130.1    $   167.9    $   159.8
Gross margin....................        28.5         38.2         39.5         33.1         35.7         44.3         43.2
Loss on sale of Canadian
 subsidiary.....................          --           --           --         12.7           --           --           --
Operating income (loss).........         3.6          6.5          5.2        (10.4)         4.4          7.2          5.8
Net income (loss)...............   $     2.2    $     3.4    $     2.0    $   (13.9)   $     2.7    $     4.5    $     2.5

                                                     FISCAL 1996
                                               ------------------------
                                    FOURTH        FIRST       SECOND
                                    QUARTER      QUARTER      QUARTER
                                  -----------  -----------  -----------

Net sales.......................   $   157.9    $   161.1    $   209.1
Gross margin....................        42.6         45.3         58.3
Loss on sale of Canadian
 subsidiary.....................          --           --           --
Operating income (loss).........         5.2          6.9         14.9
Net income (loss)...............   $     1.6    $     2.9    $     8.1

LIQUIDITY AND CAPITAL RESOURCES

    Historically, the Company's principal sources of funds to finance its expansion plans, working capital, interest and debt service requirements have been cash flow from operations, bank credit lines, mortgages on owned stores and equity and debt offerings. The Company used cash of $45.9 million and $37.2 million during fiscal 1995 and the first 26 weeks of fiscal 1996, respectively, to fund its capital expenditure program. Fiscal 1996 expenditures have related primarily to the three stores scheduled to open in fiscal 1996 and the acquisition of sites for future store openings.

    During the first 26 weeks of fiscal 1996, operating activities provided $25.3 million to fund the Company's continued expansion. Net income adjusted for noncash items provided $15.9 million which was used in part to finance a seasonal increase of $13.2 million in inventory levels during the period. Additional cash was provided by a $16.2 million increase in accounts payable and checks drawn in excess of bank balances under the Company's integrated cash management program and an $8.2 million increase in accrued liabilities and income taxes payable.

    The primary financing activities used to provide additional support for the Company's continued expansion in the first 26 weeks of fiscal 1996 were net borrowings of approximately $2.4 million on the Company's line of credit and a $9.0 million mortgage note payable signed during the second quarter.

    On May 28, 1996, the Company signed an amendment to its credit agreement with U.S. Bank of Washington, N.A., extending the expiration date applicable to the existing $75 million revolving working capital line of credit to November 30, 1997. The May 28 amendment also reduced the rate of interest applicable to IBOR borrowings from IBOR plus 2.00% to a range of IBOR plus 1.25% to IBOR plus 2.00%, depending on the Company's capital ratio and level of borrowings (if borrowings exceed $50 million, an additional 0.25% is added to the rate applicable to all borrowings under the line). Borrowings are secured by the Company's accounts receivable and inventory. Advances are limited to a base of eligible accounts receivable and inventory plus $10 million. The line imposes certain requirements on the Company in terms of working capital, current ratio, capital ratio, tangible net worth, debt service coverage ratio and fixed charge coverage ratio. The line also restricts payment of dividends and includes a provision that limits annual capital expenditures. At July 26, 1996, $36.9 million was outstanding under the working capital line at varying rates of interest (7.02% average rate), and there was approximately $4.7 million in letter of credit commitments under the line. Under the borrowing base, an additional $24.7 million was available for borrowing as of July 26, 1996.

    The Company currently owns ten of its 25 stores in operation and has completed the purchase of property for four future stores. As of July 26, 1996 the Company was obligated in the amount of approximately $22.0 million on mortgages for three of its currently owned stores. The mortgage notes require monthly payments of principal and interest. The other seven owned stores and the four future sites are available for financing through either fixed-term capital asset loans and/or sale-leaseback transactions.

    In addition to the mortgage notes, the Company's primary long-term commitments are its store operating leases and $86.3 million in 6.25% convertible subordinated debentures. The debentures, which mature in March 2001, require semi-annual interest payments.

FUTURE CASH FLOW PLANS AND EXPECTATIONS

    The Company's future cash requirements and cash flow expectations are closely related to its expansion plans. The Company recently opened one store and currently plans to open two additional stores during fiscal 1996, four or five stores during fiscal 1997 and four to six stores in fiscal 1998. At least six of the stores scheduled to open during fiscal years 1996 and 1997 will be owned by the Company. Historically, the Company has not intended to own the land and buildings for its stores. However, in light of current economic conditions and other strategic factors, the Company has increasingly elected to purchase land for new store sites and finance the construction of new store buildings in order to proceed expeditiously with its expansion program. In such cases, the Company will typically use its bank credit line or cash and may secure permanent financing from either fixed-term capital asset loans and/or sale-leaseback transactions after the store is opened.

    Historically, capital expenditures have averaged approximately $14 million for owned stores and $4 million for leased stores. Future capital expenditures will vary significantly, depending on such factors as store location; whether the store will be owned or leased; local permitting and regulatory requirements; whether the project involves new construction or remodeling of an existing structure; and if remodeling is involved, the extent of that work. The Company currently expects fiscal 1996 capital expenditures to be in the range of $55 million to $65 million for the purpose of constructing the one store already opened and the two additional stores planned for opening during fiscal 1996, acquiring and improving sites for planned future expansion and updating certain existing stores. Fiscal 1997 capital expenditures are currently expected to be in the range of $40 million to $50 million.

    The Company expects to maintain store level inventories during fiscal 1996 of approximately $4.6 million to $7.5 million, and to incur preopening expenses of approximately $700,000 per store. When the Company opens a new store, it expects that its vendors will finance approximately 60% of the opening merchandise inventory cost, and that on an ongoing basis, vendor credit terms will finance approximately 20% to 30% of the inventory cost. In addition, under the terms of its bank line of credit, the Company may finance a portion of the cost of merchandise inventory by borrowing against its working capital line of credit. Although the Company believes it can finance a significant portion of its merchandise inventory cost through vendor and bank financing as described, there can be no assurance that this level of financing will be available in the future on terms acceptable to the Company.

    The Company believes the net proceeds from this offering, cash generated from operations, anticipated bank borrowings under the existing line of credit and the proceeds of fixed-term capital asset loans and/or sale-leaseback transactions will be sufficient to satisfy its anticipated working capital, capital expenditure, interest and debt service requirements through fiscal 1997.

IMPACT OF INFLATION AND CHANGING PRICES

    Although the Company cannot accurately anticipate the effect of inflation, it does not believe inflation has had or is likely to have a material effect on its results of operations.

ADOPTION OF ACCOUNTING STANDARDS

    Effective January 27, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The adoption of Statement No. 121 had no effect on the Company's financial position and results of operations as of the date of adoption and for the 26 weeks ended July 26, 1996.

    Effective January 27, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," using the intrinsic-value method prescribed by APB Opinion No. 25, as allowed for in the Statement. The adoption of Statement No. 123 had no effect on the Company's financial position and results of operations as of the date of adoption and for the 26 weeks ended July 26, 1996.

                                    BUSINESS

GENERAL

    Eagle Hardware & Garden, Inc. ("Eagle Hardware" or the "Company") is a leading operator of customer-friendly home improvement centers in the western United States. Since opening its first store in Spokane, Washington in November 1990, the Company has grown to 25 stores with over three million square feet of selling space. Eagle Hardware stores generated average annual sales per store of $28.2 million in 1995, the second highest in the industry. The Company's stores average approximately 123,000 square feet and feature a product assortment of over 60,000 stock keeping units ("SKUs"), significantly more than the Company's principal competitors, while maintaining an average in-stock position of over 98%. Since its inception, the Company has focused on creating the best home improvement shopping experience for its customers by combining the selection and value associated with traditional warehouse-format home centers with the comfortable atmosphere and service orientation of specialty retailers.

    The Company has differentiated its stores from those of other warehouse home improvement retailers by providing a bright, clean and well-organized "customer-friendly" shopping environment and by offering "More of Everything-Registered Trademark-," with one of the broadest and deepest selections of brand name home improvement products available in the United States. Through its highly trained sales associates, Eagle Experts-TM- and Eagle Service Specialists-TM-, the Company provides exceptional customer service to both its principal targeted customer, the do-it-yourselfer, as well as professional contractors. The Company believes the successful implementation of its business strategy has made Eagle Hardware a more appealing destination for home improvement shoppers, including female customers, who favor the customer-oriented shopping environment of the Company's stores over the often confusing atmosphere of traditional warehouse-format home centers.

INDUSTRY OVERVIEW

    According to industry publications, the do-it-yourself home improvement industry in the United States generated aggregate revenues of approximately $131 billion in 1995. Over the last 10 years, the industry has undergone significant changes, with the warehouse-format home center retailers gaining significant market share in a number of markets in the United States relative to traditional home center, hardware and lumber yard operators, by offering lower prices and taking advantage of economies created by larger sales volumes. Although the home improvement industry remains fragmented, it has experienced increasing consolidation during recent years, with the sales of the five largest operators representing approximately 23% of the estimated overall market in 1995 as compared to 15% of the overall market in 1991. The Company believes this trend will continue, and that opportunities exist for service-oriented home improvement retailers to benefit from this continuing consolidation.

BUSINESS STRATEGY

    The Company's goal is to be the premier operator of customer-oriented home improvement centers in the United States. To achieve this goal, Eagle Hardware has developed and is implementing a business strategy designed to satisfy the preferences expressed by its target do-it-yourself customers by combining selection and value with exceptional customer service and convenience. The key elements of the Company's strategy are as follows:

        CUSTOMER-FRIENDLY STORE ENVIRONMENT. The Company strives to create the best shopping experience by providing a customer-friendly store environment that is clean, attractive and "easy to shop," with bold signage, wide, brightly lit aisles and well-marked departments designed to help customers easily find desired merchandise categories. For ease of access, the Company's innovative Design Center is typically positioned centrally within the store and adjacent to 8,000 square feet of fully furnished and accessorized kitchen and bath displays to allow customers to view products in real-life settings. A tiled "racetrack" aisle encircles the Design Center and related departments for easy customer access to the other merchandise departments within the store. Seventeen to 26 cash registers are positioned at various places in each store to facilitate rapid check-out. These and other features provide Eagle Hardware customers with an enjoyable shopping experience in a specialty-store environment.

        "MORE OF EVERYTHING -REGISTERED TRADEMARK-" MERCHANDISING
    PHILOSOPHY. Eagle Hardware offers one of the broadest and deepest selections of virtually every category of home improvement merchandise in the United States, providing one-stop shopping for its target do-it-yourself customers as well as professional contractors. In addition to serving the major project needs of its customers, the Company also targets "fix-it" repair and maintenance customers. The Company's home centers average approximately 123,000 square feet (excluding storage and exterior garden square footage) of retail floor space and the product selection of each Eagle Hardware home center consists of over 60,000 SKUs. According to NATIONAL HOME CENTER NEWS, this amount is more than twice the average number of SKUs carried by the 30 largest domestic hardware and home improvement stores. The Company's home centers also carry significantly more SKUs than its principal competitors, while maintaining an average in-stock position of over 98%.

        EXCEPTIONAL SERVICE. To further enhance the Eagle Hardware shopping experience, the Company is committed to providing outstanding customer service. To best serve the needs of its do-it-yourself and professional customers, all Eagle Hardware associates are trained to provide the in-depth product knowledge and high levels of service typically associated with specialty stores. To support this level of service, the Company has developed and implemented a comprehensive training program, administered by each store's training director, which includes weekly training sessions for all associates focusing on service, selling and product knowledge. Through independent study and testing on product knowledge, these associates can achieve Eagle Expert-TM- certification and qualify for higher compensation. To complement the Company's commitment to customer service, each Eagle Hardware store has two Eagle Service Specialists-TM- who work directly with customers to furnish unique and personalized solutions for special orders, installation, major projects and other requests. In addition, in its effort to be the "Nordstrom" of the home improvement industry in terms of customer service, the Company maintains a "no-hassle" return policy to make it easy for customers to return or exchange products.

        CONVENIENT LOCATIONS. Recognizing the importance of convenience in the customer's decision-making process, the Company places a priority on developing new stores in locations that maximize convenience and accessibility. Management's experience in the western United States has allowed the Company to develop an in-depth understanding of its existing and targeted new markets, which the Company believes has allowed it to identify and secure favorable sites for new stores. The Company typically locates its stores near major freeways or thoroughfares to provide convenient access and greater visibility.

        EVERYDAY LOW PRICES. Eagle Hardware has a policy of maintaining everyday low prices on products carried by other home centers and generally does not engage in promotional sale pricing. The Company will match prices on products carried by competing home centers. At the same time, the Company benefits from higher margins on harder-to-find merchandise and on products not carried by its competitors.

EXPANSION STRATEGY

    The Company's expansion strategy is two-fold. The first element of the Company's strategy is to cluster multiple home centers in metropolitan areas. This clustering strategy is designed to saturate larger markets in order to increase market share and operating leverage. The second element of the Company's strategy is to operate home centers in single-store markets. This strategy is designed to establish favorable market positions in small markets in which the Company believes operating costs are typically lower and competition is less intense.

        CLUSTER STORES IN METROPOLITAN MARKETS. To provide more convenient access to its stores, expand its total market share and achieve economies of scale, the Company's strategy is to continue clustering stores in its existing metropolitan markets, such as Seattle, Salt Lake City and Denver and enter additional metropolitan markets in the western United States. The Company believes this strategy has enabled it to achieve the largest market share in the greater Seattle area. Consistent with this strategy, the Company, which currently operates ten stores in the greater Seattle area and two stores in the Denver area, intends to open two new stores in the Seattle market and at least two new stores in the Denver market during fiscal 1996 and 1997. The Company is currently exploring the possibility of entering the Portland, Oregon market and intends to continue to apply its clustering strategy in additional metropolitan areas over time.

        OPEN HOME CENTERS IN SINGLE-STORE MARKETS. The second element of the Company's strategy is to open home centers in single-store markets. The Company believes that these markets typically have less competition from other home centers, provide lower operating costs, such as rent and advertising, and represent numerous expansion opportunities. The Company currently operates single home centers in Kennewick and Yakima, Washington, Medford, Oregon and Billings, Montana. The Company believes that there are a substantial number of single-store market opportunities in the western United States, including certain smaller markets in California. To augment this expansion strategy, the Company has recently designed a new store prototype for selected single-store markets.

    In choosing specific sites within a market, the Company takes into account numerous factors, including local demographics and spending patterns, the average age of the homes in the area, traffic patterns, the location of competitors and overall retail activity. The following table shows the location, anticipated opening, size and status of each of the Company's currently planned openings for fiscal 1996 and 1997:

                                                                       SELLING SQUARE
STORE LOCATION                           ANTICIPATED OPENING                FEET               SITE STATUS
- ---------------------------------  --------------------------------  ------------------  -----------------------
GREATER SEATTLE:
  N. Seattle, Washington           First Fiscal Quarter 1997               120,100       Under Construction
  Tacoma, Washington               Second Fiscal Quarter 1997              132,078       Under Construction
GREATER DENVER:
  Louisville (Boulder), Colorado   Fourth Fiscal Quarter 1996              123,461       Under Construction
  Lakewood, Colorado               Third Fiscal Quarter 1997               121,900       Under Contract
SINGLE-STORE MARKETS:
  Wenatchee, Washington            Opened August 22, 1996                  159,725(1)    Open
  Pueblo, Colorado                 Fourth Fiscal Quarter 1996              161,200(1)    Under Construction
  Kahului (Maui), Hawaii           First Fiscal Quarter 1997               122,839(1)    Under Construction

- ------------------------------
(1) Includes an attached drive-through lumber and building materials yard consisting of 61,035, 61,035 and 30,825 square feet for the three stores, respectively.

STORE DESIGN

    Since its inception, the Company has focused on creating the best home improvement shopping experience for its customers by combining the selection and value associated with traditional warehouse-format home centers with the comfortable atmosphere and service orientation of specialty retailers. The Company's home centers are constructed based on a standardized plan developed from management's research and extensive industry experience. The focal point of the Company's home centers is an innovative Design Center, which is intended to stimulate home improvement ideas by conveying the image of a free home show every day. The Design Center is typically adjacent to an area of approximately 8,000 square feet featuring a kitchen and bath display area with fully accessorized real-life settings and a wide assortment of countertops, wallpaper, floor coverings and window treatments. Eagle Hardware's design coordinators work with customers at the Design Center to conceptualize and plan almost all home decorating projects.

    The Design Center is surrounded by a tiled "racetrack" aisle, providing convenient access to the store's various departments, which are located in well-defined areas around the central core. Related departments are located adjacent to one another and merchandise is displayed in a consistent manner according to centrally developed plan-o-grams. Each department is designed for effective product presentation to appeal to specific customer needs. High warehouse-style racking is blended with attractive displays and wide, brightly lit aisles.

    Most Eagle Hardware stores have an additional entrance and exit, cashier and loading area conveniently located near the lumber and building materials department. This separate access enables customers to obtain their lumber and building supplies quickly and comfortably, without having to carry merchandise through other departments. Employees are available to help customers load their vehicles. The Company believes that its customer-friendly store format, with well-defined departments, provides customers with an attractive shopping environment, as well as the ability to locate merchandise easily and check out quickly.

                      TYPICAL EAGLE HARDWARE STORE LAYOUT

                [PICTURE OF TYPICAL EAGLE HARDWARE STORE LAYOUT]

    The Company has recently augmented its expansion strategy by designing a new store prototype for selected single-store markets. This prototype consists of a main store of approximately 95,000 square feet and includes certain features intended to cater to the unique needs of do-it-yourself and professional customers in small markets, including an attached drive-through lumber and building materials yard of approximately 60,000 square feet. Further, the new prototype offers the professional customer a wider range of products and services, including a contractor's office with phone and fax capabilities, in addition to the delivery service currently provided. As with the larger Eagle Hardware stores, the new prototype will continue to offer "More of Everything-Registered Trademark-" with a product assortment of over 60,000 SKUs. The Company has opened one store and plans to open two additional stores utilizing this new prototype by the end of fiscal 1997.

MERCHANDISING

    PRODUCT SELECTION AND DISPLAY. Through its broad merchandising selection, Eagle Hardware seeks to offer "More of Everything-Registered Trademark-" to its customers and create a one-stop shopping environment where do-it-yourself customers and professional contractors can purchase all necessary items in a highly efficient manner. The Company's merchandise selection is broad enough to allow both do-it-yourself customers and professional contractors to purchase virtually every item needed to build an entire house, including many items not generally carried by competitors. The Company believes that its SKU count of over 60,000 items is broader than its primary warehouse home center competitors. According to NATIONAL HOME CENTER NEWS, this amount is more than twice the average number of items carried by the 30 largest domestic hardware and home improvement stores. The Company's home centers also maintain an average in-stock position of over 98%.

    The major departments in each Eagle Hardware home center are plumbing, electrical and lighting; lumber and building materials; paint and decor; tools and hardware; and lawn and garden supplies. The Company's percentages of net sales by product categories have been fairly stable over time. The following table sets forth the Company's percentage of net sales by product categories for fiscal 1995:

CATEGORIES                                                                     PERCENT
- ---------------------------------------------------------------------------  ------------
Plumbing, electrical and lighting..........................................          27%
Lumber and building materials..............................................          23
Paint and decor............................................................          19
Tools and hardware.........................................................          17
Lawn and garden supplies...................................................          14
                                                                                    ---
    Total net sales........................................................         100%
                                                                                    ---
                                                                                    ---

    The number of items described below may vary slightly from store to store based on local market characteristics.

    EAGLE HARDWARE'S DESIGN CENTER is the focal point of the central core of each of the Company's home centers. The central core features examples of different kitchen and bathroom displays, approximately 27 styles of kitchen cabinets, brand name appliances such as Jenn-Air and Whirlpool and a large selection of bathroom fixtures. The Company is in the process of adding G.E., Hotpoint By G.E., Kitchen Aid and Panasonic appliances. Many of the kitchen and bath displays are arranged in fully accessorized real-life settings. A wide assortment of countertops, wallpaper, floor coverings and window treatments is also offered. Eagle Hardware's design coordinators, using specially programmed computers, color coordination boards and a variety of free literature, work with customers to conceptualize and plan virtually any home decorating project. The Design Center is supported and complemented by the surrounding departments, which are designed in part to provide customers with one-stop shopping to implement projects conceived in the Design Center.

    EAGLE HARDWARE'S PAINT AND DECOR DEPARTMENT carries a wide variety of indoor and outdoor paints and stains. A computerized color matching service helps customers analyze and select paint and stain colors more easily. The Company's paint inventory includes competitively priced private label paints as well as high-quality, brand name products. In addition to its large selection of paints, stains and accessories, this department also carries a full line of window coverings, carpet and other floor coverings, ceramic tiles, mirrors and approximately 650 different wallpaper patterns and borders in stock. There is also an extensive offering of wallpaper available by special order. The department also stocks more than 70 kinds of ladders and over 600 SKUs of closet and storage materials and accessories.

    EAGLE HARDWARE'S PLUMBING DEPARTMENT carries over 250 brand name faucets, valves and shower heads, from manufacturers such as Delta, Moen and Price Pfister, as well as imports from Europe, such as Grohe, which are not generally carried by other home centers. Hundreds of other models, including those from Kohler and Chicago Faucet, are available through special order. This department stocks lines from three major domestic manufacturers of plumbing fixtures, including American Standard, Briggs and Kohler and offers a complete line of Jacuzzi equipment. Eagle Hardware carries full lines of plastic, galvanized and copper pipe products, ranging from 1/8-inch to six-inch diameters. This department also stocks over 1,320 different gaskets, stems and miscellaneous parts for faucets and valves, and is equipped to custom cut and thread steel pipe for customers, from 1/2-inch diameter to four-inch diameter.

    EAGLE HARDWARE'S TOOL AND HARDWARE DEPARTMENT not only carries major brands of do-it-yourself tools and accessories, but also a wide selection of commercial tools for contractors. As an example of the breadth of selection in this department, the Company stocks more than 125 types of hammers, over 75 different files and more than 120 types of circular saw blades. The Company also carries a wide range of contractors' tools such as generators, concrete saws, tile and brick saws, table saws, drill presses, welding equipment, pressure washers and trash pumps. The Company stocks a variety of brand name power tools, including Black & Decker, Delta, DeWalt, Hitachi, Homelite, MK Diamond, Makita, Milwaukee,

Porter Cable, Ryobi, Senco, Skil, Stanley Bostitch, Wen and Wissota. Many harder-to-find specialty tools are also offered. This department features over 3,700 innovative "flip bins" filled with hardware items that are not typically offered by the Company's competitors, from plastic tips for chair legs to bumpers, crown corks, corrugated fasteners and metric fasteners. The fastener selection ranges from common nuts and bolts to industrial grade 150,000-pound tensile strength fasteners. The Company carries over 95 varieties of chain, more than 180 types of rope and over 350 kinds of hinges, as well as hard-to-find items such as horseshoes and industrial hose sold by the foot.

    EAGLE HARDWARE'S ELECTRICAL DEPARTMENT carries 100 different heaters and fans, more than 270 different telephones and accessories, over 360 different switch plates and more than 260 different light bulbs, many of which are not carried by competing home centers. This department stocks virtually every kind of conduit and circuit breaker commonly used in residential structures in the western United States and also carries specialized tools for professional electricians.

    EAGLE HARDWARE'S LIGHTING DEPARTMENT displays more lighting fixtures than any other major home center in the United States of which the Company is aware. This department features over 1,600 different styles of lighting fixtures, priced from under $10 to over $2,500, more than 450 kinds of lamp parts, over 120 styles of lamp shades and over 150 types of replacement glass for light fixtures.

    EAGLE HARDWARE'S LAWN AND GARDEN DEPARTMENT carries a broad selection of hand and power gardening and lawn tools, as well as a wide variety of brand name fertilizers, sprays and other chemicals. The lawn and garden department also carries a broad range of seasonal nursery plants, shrubs and bedding plants, as well as patio products. The Company carries a full line of lawn and garden supplies and products including such brand names as Ames Tools, Black & Decker, Homelite, Ortho, Scotts, Toro and Weedeater. To build the plant section of the Company's lawn and garden department into a year-round business, most stores have an indoor plant trellis and display area ranging in size from approximately 1,200 to 1,500 square feet. In certain markets, covered outdoor greenhouses have been added to further establish the lawn and garden department as a year-round business. The Company carries a large inventory of live indoor plants, supplemented by a full line of silk flowers and greenery.

    EAGLE HARDWARE'S LUMBER AND BUILDING MATERIALS DEPARTMENT carries a full line of windows and doors, including wood, aluminum and vinyl windows and exterior doors from Summit. On a special order basis, Eagle Hardware offers the Pro-Line, Designer and Architectural Series of wood windows from Pella. This department stocks lumber up to 16 feet in length and from two to 12 inches in width, 400 types of decorative moldings, a full line of Armstrong ceiling tile, a wide variety of plywood, particle board, metal fencing and roofing materials, including roll, three-tab, metal and fiberglass, and a large selection of roof coatings.

    PRICING. Eagle Hardware emphasizes its policy of maintaining everyday low prices on products carried by competitors and does not generally engage in promotional advertising that emphasizes sale pricing. The Company will match prices on products carried by competing home centers. At the same time, the Company benefits from higher margins on harder-to-find merchandise and on products not carried by its competitors. Although Eagle Hardware's goal is to be perceived as very price competitive by its customers, the Company believes that enabling customers to purchase all of the items needed for a particular project at one place is more important than offering the lowest price on any single item.

    MARKETING. The Company's marketing programs are designed to create an awareness of Eagle Hardware's comprehensive selection of brand name merchandise, superior customer service and everyday low prices. The Company's marketing department develops all aspects of the Company's advertising, marketing and new promotional programs. The Company's primary advertising vehicle in each of its markets consists of four-color newspaper inserts designed by the Company's in-house graphics department. The Company also utilizes television and limited radio and billboard advertising.

    A number of Eagle Hardware television advertisements in the Seattle market area feature local professional athletes such as Randy Johnson, Jay Buhner and Edgar Martinez of the Seattle Mariners major league baseball team. The Company also sponsors promotional activities at professional sporting events from time to time. The Company believes that these marketing programs both enhance customer awareness of the Eagle Hardware & Garden-Registered Trademark- name and foster support in the local community.

CUSTOMER SERVICE

    Eagle Hardware is committed to providing superior customer service. Carefully selected Eagle Experts-TM-, many with extensive experience in their respective fields, are available throughout the store to provide specialized advice to do-it-yourself customers and professional contractors. Additional specialized personnel are available in every department, including the Design Center and the Project Service Center, to help customers conceptualize and plan virtually any home improvement project. To complement the Company's commitment to customer service, each Eagle Hardware store has two Eagle Service Specialists-TM-. These Service Specialists work directly with customers to furnish unique and personalized solutions for special orders, installation, major projects and other requests.

    In an effort to enhance its shopping environment, Eagle Hardware employees perform all store restocking after hours in order to keep the aisles clear and minimize customer disruption during business hours. Each of the Company's stores has from 17 to 26 cash registers, enabling customers to pay for their merchandise quickly. Customer questions, problems, returns and exchanges are handled at a convenient service desk near the main entrance of the store. A "no-hassle" return policy makes it easy for customers to return or exchange products.

    Most Eagle Hardware stores have a lounge area which contains convenient seating, telephones and vending machines. The Company offers free electric carts and wheelchairs for the disabled, three-wheeled baby strollers and a baby changing area. The Company offers a credit card to qualified contractors, businesses and retail customers under a program owned and operated by a third party. Eagle Hardware customers can also pay by Visa, MasterCard, Discover and American Express. Eagle Hardware home centers are open seven days a week and most stores operate Monday through Saturday from 7:00 a.m. to 9:00 p.m. and on Sunday from 9:00 a.m. to 7:00 p.m.

    SPECIALIZED SERVICES. Eagle Hardware offers a number of specialized services, many of which are not offered by its competitors. These services include a cut shop, an on-site locksmith, an Idea Center, a delivery service, a Project Service Center and a separate lumber and building materials cashier and loading area. In addition, the Company has a product installation service.

    CUT SHOP. Eagle Hardware stores offer a cut shop where customers can have window screen, fencing, glass, netting, chain, cable, hose, rope and a variety of other materials custom cut and, in some instances, custom made. Custom cutting is done free of charge or, on large projects, for a competitive fee. Lumber cutting is complimentary for up to two pieces of material and is done in the lumber and building materials department.

    LOCKSMITH SERVICE. All Eagle Hardware stores have a full-time locksmith available for on-site consultation and assistance with locks, keys and home and commercial security systems. The locksmith is also available for field calls.

    IDEA CENTER. Each of the Company's home centers features an Idea Center where over 270 titles of do-it-yourself books, plans and video tapes are offered for purchase. Free product literature and do-it-yourself pamphlets are also available. Eagle Hardware personnel conduct workshops on a variety of subjects, ranging from basic electrical wiring to wallpaper hanging and ceramic tile installation.

    DELIVERY SERVICE. The Company offers a low cost delivery service at each of its stores. Each truck is fully equipped, including a large capacity, rough terrain forklift.

    PROJECT SERVICE CENTER. To assist do-it-yourself customers and contractors, Eagle Experts-TM- and other specially trained personnel are available at the Project Service Center, located in the lumber and building materials department, to assist in designing and planning projects, and to help select the appropriate materials. Free estimates for customer projects are prepared at the Project Service Center.

    LUMBER AND BUILDING MATERIALS CASHIER AND LOADING AREA. Most Eagle Hardware stores have an additional entrance and exit, cashier and loading area conveniently located near the lumber and building materials department. This separate access enables customers to obtain their lumber and building supplies quickly and comfortably, without having to carry merchandise through other departments. In addition, the Company's employees assist customers in loading their vehicles.

    PRODUCT INSTALLATION SERVICE. Most Eagle Hardware stores offer professional product installation services. The Company has an agreement with a regional installation company to provide basic installation for a number of the products that the Company sells. This service is coordinated by Eagle Hardware personnel to ensure customer satisfaction and a competitive fee structure.

EMPLOYEE TRAINING AND COMPENSATION

    Eagle Hardware strives to develop the technical and interpersonal skills of its store personnel to ensure that customers consistently receive knowledgeable and courteous assistance. The Company provides extensive training for its entry level store personnel through a comprehensive in-house training program that combines on-the-job training with formal seminars and meetings. On an ongoing basis, store personnel attend frequent in-house training sessions conducted by the Company's training staff or by manufacturers' representatives, and receive sales, product and other information in frequent manager meetings. Through independent study and testing of product knowledge, sales associates can achieve Eagle Expert-TM- certification and qualify for higher compensation.

    Detailed training records are kept on all Eagle Hardware store personnel, including the date and subject of each training session. To further develop the professional skills of store personnel, the Company has appointed an on-site Training Director for each store. The Store Training Director is responsible for supervising, organizing and scheduling all store training activities and customer workshops. Working in conjunction with the Store Manager, the Store Training Director ensures that all store personnel attend weekly training meetings and that training records are kept up to date. Additionally, the Store Training Director is responsible for instructing store personnel in the Company's policies and procedures. The Company's training program is supervised by a Vice President who has over 20 years of experience training home center employees.

    As part of its commitment to exceptional customer service, Eagle Hardware strives to attract experienced and qualified personnel by paying competitive wages in each of its markets. The Company expects that certain of its store managers will receive total compensation of over $125,000 in the current fiscal year, which the Company believes is more than the compensation received by store managers for many other home center chains. Most of Eagle Hardware's store personnel are paid on an hourly basis. All store sales and sales support personnel are eligible to receive quarterly discretionary bonuses that are determined on the basis of customer service and overall store sales. Store managers and assistant managers are paid bonuses based on certain criteria, including sales, gross margin, inventory turns, controllable expenses and in-stock position. Corporate buyers are paid bonuses based on the attainment of certain sales and gross margin goals. Certain other corporate management personnel are paid bonuses based on total Company pretax income. The Company believes that its bonus plan is both unique in its industry and highly motivational, in part because store manager bonuses can equal up to 100% of base compensation.

    In addition to competitive wages, Eagle Hardware offers its employees a comprehensive benefits program. Full-time employees are eligible to participate in an Employee Stock Ownership Plan ("ESOP") after 24 months of service. Under the ESOP, an employee may be credited with a maximum annual contribution of 10% of annual salary up to a maximum contribution of $3,500. Funds credited to individual accounts in the ESOP will be invested primarily in the Common Stock of the Company. The Company also maintains a 401(k) retirement savings plan.

    Eagle Hardware also offers a stock option plan under which certain employees are granted options to purchase the Company's Common Stock at its fair market value on the date of grant. Options generally vest over a five-year period and are exercisable for a period of 10 years.

    Eagle Hardware believes that its total compensation plan and the opportunities it offers employees for advancement within the Company are key to employee performance, motivation and retention. Management believes that it has a lower-than-average employee turnover rate, due, in part, to its comprehensive compensation benefits plan.

PURCHASING AND DISTRIBUTION

    The Company purchases most of its merchandise directly from manufacturers. Eagle Hardware has a staff of eight buyers, each of whom has responsibility for specified product categories. The Company is not dependent on any single supplier and believes that alternative sources are available for virtually all of its products. The Company operates principally on a purchase order basis and typically does not maintain long-term purchase contracts with suppliers.

    Approximately 80% of the merchandise purchased by the Company is shipped by the vendors directly to its stores. In order to help maintain a high in-stock position and to improve inventory management and distribution efficiencies as the number of its stores increases, the Company operates a 214,000 square foot warehouse and distribution facility in the Puget Sound area. This facility is used for stocking and distributing merchandise purchased overseas and from certain domestic vendors, for cross-docking merchandise transferred between stores and for the consolidation of freight for the Anchorage, Alaska and Waipahu (Honolulu), Hawaii stores. The distribution center ships merchandise to most of the Company's stores at least weekly using a combination of Company-owned equipment and common carriers. In addition to its primary warehouse and distribution facility, as of July 26, 1996, the Company also leases additional warehouse space totaling approximately 40,000 square feet. As the Company grows, it will need to continually analyze the sufficiency of its warehouse and distribution space and will require additional facilities to support its planned growth.

MANAGEMENT INFORMATION SYSTEMS

    The primary component of the Company's management information systems is the JDA Retail Software package, which operates on an IBM AS/400 computer. Corporate buyers utilize the JDA system to set up new items, order the initial inventory for new stores and maintain store level prices. Each store is also networked to the AS/400 for real-time receiving and replenishment. As an additional component of the management information systems, each store is equipped with point-of-sale scanning, price lookup and sales polling capabilities utilizing a network of 17 to 26 registers per store. The Company maintains its accounting information primarily on the IBM AS/400, utilizing certain financial modules of the JDA system. In addition, the warehouse/distribution center utilizes the JDA system in its daily operations. The Company is currently refining its implementation of the perpetual inventory reporting module of JDA. The Company will also need to continually evaluate the adequacy of its management information systems, including its inventory control and distribution systems, and in the future will need to upgrade or reconfigure its management information systems to support its planned expansion. While the Company has taken a number of precautions against certain events that could disrupt the operation of its management information systems, including in connection with its planned systems revisions, there can be no assurance that the Company will not experience systems failures or interruptions, which could have a material adverse effect on its business, financial condition and operating results. Further, the Company currently relies on a single outside vendor for the software and support of its management information systems. Although the Company believes that alternative information systems vendors are available, in the event it were to change vendors, the Company could experience systems delays or interruptions, which could have a material adverse effect on the Company's business, financial condition and operating results.

COMPETITION

    The home improvement, hardware and garden businesses are highly competitive. The Company competes against traditional hardware, plumbing, electrical and home supply retailers, as well as warehouse-format and discount retail stores and catalog companies. Eagle Hardware's two-fold expansion strategy is to cluster home centers in large metropolitan areas such as Seattle, Salt Lake City and Denver, and to open single home centers in smaller markets.

    Ten of the Company's 25 existing stores are located in the greater Seattle metropolitan market. Eagle Hardware's principal competitors in this market have been Home Depot, Ernst, Fred Meyer and HomeBase. Home Depot, a warehouse-format home center with approximately 450 stores in the United States, currently operates nine stores in the Seattle metropolitan market. Two of these stores are located next to existing Eagle Hardware stores. Home Depot currently has at least one additional store under construction in the greater Seattle market that is expected to open in fiscal 1996. The Company's gross margin and operating income are generally lower for stores located in markets where Home Depot also operates stores.

    Four of the Company's existing stores are located in the Salt Lake City metropolitan market. The Company's principal competitors in this market have been Home Depot, Ernst, Fred Meyer and HomeBase. Home Depot operates three stores in the Salt Lake City market. Two of the Company's existing stores are located in the Denver metropolitan market and the Company intends to open additional stores in this market. The Company's principal competitors in the Denver market are Home Depot, Builders' Square, HomeBase and Hugh M. Woods (a unit of Payless Cashways).

    Nine of the Company's existing stores are located in smaller markets. The Company's principal competitors in these markets have included Ernst, Fred Meyer and HomeBase, as well as traditional hardware, plumbing, electrical and home supply retailers. According to published reports, Home Depot has an option to purchase a location in Spokane, Washington, where the Company operates two stores. The Company's ability to expand into and operate profitably in new markets, particularly small markets, may be adversely affected by the existence or entry of competing warehouse-format home centers.

    In June 1996, Ernst filed a voluntary petition for Chapter 11 bankruptcy and has recently held liquidation sales in connection with closing a number of its stores in the Company's markets, and may continue to do so in the future. For a period of time prior to its bankruptcy, the Company operated 20 stores in markets with Ernst stores. The Company believes that the liquidation sales could have a short-term negative impact on its operating results in market areas containing Ernst stores; however, the Company believes that such impact has been offset, and may continue to be offset in the future, by the positive effects of Ernst's high out-of-stock position and decreased competition resulting from the closure of Ernst stores. Should Ernst emerge from bankruptcy or should a new competitor replace Ernst, the Company's same store sales, business, financial condition and operating results could be adversely affected.

EMPLOYEES

    Each Eagle Hardware home center employs approximately 120 to 250 full- and part-time personnel, depending on the sales volume of the store and the time of the year. Store management includes the Store Manager, a Store Manager-in-Training, four to five Assistant Store Managers, Department Managers and Sales Supervisors. As of July 26, 1996, the Company employed approximately 4,600 persons, of whom 167 were in corporate administration. Of these 4,600 persons, approximately 83% were full-time employees. Eagle Hardware is not a party to any collective bargaining agreements and is not aware of any efforts to unionize its employees. The Company considers its relations with its employees to be good.

PROPERTIES

    The Company's headquarters consists of approximately 48,000 square feet of leased office space in Renton, Washington. The Company leases warehouse and distribution center space of approximately 254,000 square feet in Auburn, Washington. The Company believes that such facilities will be sufficient to meet the Company's needs through the end of fiscal 1997.

    The Company leases 15 of its 25 existing stores under various lease terms which, including renewal options, range from 21 to 51 years. The leases generally provide for minimum annual rental amounts, with additional rental payments based upon a percentage of gross store sales. These additional payments range from 1.5% to 3.0% of annual gross sales in excess of a specified amount, which ranges from $24.0 million to $50.0 million per store. One store lease provides for additional payments of 0.75% of gross sales, with a specified minimum dollar amount. In most cases, lease payments do not begin until a store is operational.

    The Company owns ten of its existing stores and has purchased the sites for four future stores. In light of current economic conditions and other strategic factors, the Company has increasingly elected to purchase land for new store sites and finance the construction of new stores in order to proceed expeditiously with its expansion program.

TRADEMARKS AND SERVICE MARKS

    The Company holds a federal trademark registration for MORE OF EVERYTHING-Registered Trademark- (and design) and a concurrent federal service mark for EAGLE HARDWARE & GARDEN-Registered Trademark- (and design) for the western United States. Eagle Food Centers, Inc., a grocery store chain in the midwest, holds a concurrent federal registration covering the eastern United States, and, with certain limited geographic exceptions, the parties cross-license each other for use of the word "Eagle" in the other party's geographic markets. The Company does not expect that this arrangement will impact its ability to use the EAGLE HARDWARE & GARDEN-Registered Trademark- (and design) mark in any states in which it currently operates or anticipates opening stores. In addition, the Company claims common law rights to the foregoing and various other trademarks and service marks.

LEGAL PROCEEDINGS

    The Company is involved in various routine legal proceedings incident to the ordinary course of its business. Management believes that the outcome of all pending legal proceedings in the aggregate will not have a material adverse effect on the Company's business, financial condition and operating results.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

    The executive officers, directors and key personnel of the Company are as follows:

                 NAME                        AGE                                   POSITION
- ---------------------------------------      ---      -------------------------------------------------------------------
David J. Heerensperger                           60   Chairman and Chief Executive Officer
Richard T. Takata                                46   President, Chief Operating Officer and Director
Ronald P. Maccarone                              48   Executive Vice President -- Finance and Chief Financial Officer
Dale W. Craker                                   49   Executive Vice President -- Store Operations
John P. Foucrier                                 54   Executive Vice President -- Administration and Human Resources
Larry E. Elliott                                 50   Executive Vice President -- Merchandising
Robert M. Cleveland                              65   Vice President -- Marketing
Calvin E. Karbowski                              59   Vice President -- Distribution
George E. Smith                                  60   Vice President -- Training
Steven R. Crossley                               35   Vice President -- Store Merchandising
Peter G. Erdos                                   57   Vice President -- Management Information Systems
Paul B. Morris                                   55   Vice President -- Store Planning and Design
Earl E. Robicheaux                               51   Vice President and Controller
Steven M. Stenberg                               31   Treasurer
Ronald D. Crockett (1)                           57   Director
Harlan D. Douglass (1)                           59   Director
Herman Sarkowsky (2)                             71   Director
Theodore M. Wight (1)(2)                         53   Director

- ------------------------------
(1)  Member of the audit committee

(2)  Member of the compensation committee

    The directors of the Company are divided, as equally as possible, into three classes, designated Class I, Class II and Class III. At each annual meeting of shareholders, successors of the class of directors whose term expires at that annual meeting are elected for a three-year term. If the number of directors is changed, any increase or decrease is to be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible.

    DAVID J. HEERENSPERGER was appointed Chairman in January 1992 and has been Chief Executive Officer of the Company since its inception. From November 1989 to January 1992, Mr. Heerensperger also served as the Company's President. Mr. Heerensperger's retail hardware, home and garden sales career began in 1954 with T&T Electric in Longview, Washington. He founded Eagle Electric and Plumbing, Inc. in Spokane, Washington, in 1959. In 1969, Eagle Electric and Plumbing merged with another chain to form Pay 'N Pak, and, in 1970, Mr. Heerensperger became Pay 'N Pak's Chairman and Chief Executive Officer. In 1987 and 1988, Mr. Heerensperger and other members of management, together with Citicorp Venture Capital, participated in a leveraged buyout of Pay 'N Pak in response to a hostile takeover attempt. At the end of July 1989, Mr. Heerensperger retired from Pay 'N Pak, and in November 1989 he founded the Company.

    RICHARD T. TAKATA was appointed President, Chief Operating Officer and a director of the Company in January 1992. From September 1991 to January 1992, Mr. Takata was the President of Worldwide

Consumer Products, Ltd., a sole proprietorship engaged in marketing consulting and the sale of consumer products. Mr. Takata was employed by Pay 'N Pak from 1986 to 1991, serving as Executive Vice President from March 1988 to August 1991, and as Senior Vice President -- Merchandising from July 1986 to March 1988.

    RONALD P. MACCARONE was appointed Executive Vice President -- Finance and Chief Financial Officer in August 1995. In this position, he is responsible for all financial activity of the Company. Prior to joining the Company, Mr. Maccarone was Senior Vice President -- Chief Financial Officer of KIDSource, Inc. from December 1993 to January 1995. Mr. Maccarone began his retail hardware career at Builders Emporium in 1970 and served in positions of increasing responsibility with that company until January 1993, most recently as Senior Vice President -- Chief Financial Officer.

    DALE W. CRAKER was appointed Executive Vice President -- Store Operations in January 1995. In this position, he is responsible for all store operations, including personnel training. Mr. Craker had previously been Vice President -- Store Operations of the Company since May 1992. From October 1991 to May 1992, Mr. Craker was employed in the corporate buying department and was involved in the implementation of certain aspects of the Company's Management Information System. Mr. Craker began his retail hardware career at Pay 'N Pak in 1970 and served in positions of increasing responsibility with that company until August 1991, most recently as District Manager of its southwestern Washington and Alaska stores.

    JOHN P. FOUCRIER was appointed Executive Vice President -- Administration and Human Resources in January 1995. In this position, he is responsible for the Company's training, loss prevention and human resources and other administrative functions. Mr. Foucrier had previously been Executive Vice President -- Operations of the Company since March 1992. Prior to joining the Company, Mr. Foucrier was Senior Vice President -- Operations and Administration at Pay 'N Pak from August 1991 to January 1992, and Senior Vice President -- Administration and Human Resources at that company from February 1990 to August 1991.

    LARRY E. ELLIOTT was appointed Executive Vice President -- Merchandising in January 1996. In this position, he is responsible for all of the Company's buying and merchandising activities. Mr. Elliott had previously been the Hardware Buyer of the Company since November 1993. Mr. Elliott joined the Company as a Sales Manager in November 1992. Prior to working for the Company, Mr. Elliott was employed for 20 years as a buyer for Pay 'N Pak.

    ROBERT M. CLEVELAND was appointed Vice President -- Marketing in August 1990. He had been the Company's Advertising Director since June 1990. Mr. Cleveland is responsible for the Company's marketing department as well as its public relations activities. He has owned and operated advertising agencies in Spokane, Los Angeles and Seattle during the past 25 years.

    CALVIN E. KARBOWSKI was appointed Vice President -- Distribution in August 1991. Mr. Karbowski had been the Company's Warehouse Manager since August 1990. From 1980 to July 1990, Mr. Karbowski was Vice President -- Distribution and Traffic of Pay 'N Pak.

    GEORGE E. SMITH was appointed Vice President -- Training in November 1991. Mr. Smith had been the Company's Training Director since January 1991. From June 1983 to August 1990, Mr. Smith was Vice President -- Training of Pay 'N Pak.

    STEVEN R. CROSSLEY was appointed Vice President -- Store Merchandising in March 1994. From March 1991 through February 1994, Mr. Crossley worked as a Merchandising Supervisor for the Company. From March 1982 through February 1991, Mr. Crossley held a variety of merchandising positions at Pay 'N Pak, most recently Director -- Store Merchandising.

    PETER G. ERDOS was appointed Vice President -- Management Information Systems ("MIS") in March 1994. Mr. Erdos joined the Company as MIS Director in July 1991. From October 1988 to July 1991, Mr. Erdos was the Vice President -- Management Information Systems and Distribution for Starbucks Corporation, a Seattle-based specialty coffee company. From October 1985 to October 1988,

Mr. Erdos was the Director of Development for Pay-N-Save Corporation, a chain of retail drug stores. From August 1987 to August 1988, Mr. Erdos also served as Pay-N-Save's Director of Warehousing and Distribution.

    PAUL B. MORRIS was appointed Vice President -- Store Planning and Design of Eagle Hardware in March 1994. From October 1991 through February 1994, Mr. Morris worked as a Store Designer for the Company. From February 1990 through September 1991, he worked as an Operations Manager for Custom Craft Fixtures, a custom woodworking plant. Mr. Morris served in various store planning and design capacities at Pay 'N Pak from June 1971 through January 1990, most recently as Vice President -- Store Planning and Design.

    EARL E. ROBICHEAUX was appointed Vice President and Controller of Eagle Hardware in March 1994. Mr. Robicheaux joined the Company as Controller in June 1992. Prior to joining the Company, Mr. Robicheaux served as Chief Financial Officer of Club Wholesale Corporation, a membership warehouse club, from March 1990 through October 1991. Mr. Robicheaux also served as Chief Financial Officer of two startup ventures, O.P. Club, Inc. (an office supply superstore) and Martco., Inc. (a membership warehouse club), during the period January 1987 through November 1989. From June 1984 through December 1986, Mr. Robicheaux was an Assistant Controller of Costco Wholesale Corporation. From March 1976 through April 1984, he served in various accounting capacities with Burlington Northern Inc., most recently as Director of Accounting. In 1991, Club Wholesale Corporation filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code.

    STEVEN M. STENBERG was appointed Treasurer in August 1996. He had previously served in capacities of Financial Analyst and Assistant Treasurer since joining the Company in August 1992. From September 1987 through July 1992, Mr. Stenberg was employed by Ernst & Young, most recently as an Audit Manager.

    RONALD D. CROCKETT has been a director of the Company since July 1991. Since October 1992, Mr. Crockett has been President and the General Partner of Emerald Downs, a thoroughbred racetrack company which commenced operations in June 1996. In 1970, Mr. Crockett founded Tramco, a commercial aircraft overhaul company which was acquired by B.F. Goodrich Corporation in 1988. From 1970 to March 1995, he served as the Board Chairman and Chief Executive Officer of Tramco and its successor entity, B.F.G. Corporation.

    HARLAN D. DOUGLASS has been a director since March 1990. Mr. Douglass is President of Harlan D. Douglass, Inc., a private building and real estate development company. Mr. Douglass has served as a director of The Bank of Spokane, Spider Corporation, First American Title of Spokane and currently serves on the board of directors of Inland Northwest Bank, a regional bank.

    HERMAN SARKOWSKY has been a director of the Company since June 1990. Mr. Sarkowsky is President of Sarkowsky Investment Corp., a private investment company, and is a real estate developer, private investor and philanthropist. He served as a director of Egghead, Inc., a retail software distributor, from June 1984 to September 1993 and Medco Containment Services, Inc., a mail-order prescription business, until it was acquired by Merck Drug Company in November 1993. Mr. Sarkowsky currently serves on the board of directors of Synetic, Inc., a manufacturer of plastic products, Hollywood Park Operating Company, an operator of a thoroughbred racetrack in Inglewood, California, and Seattle First National Bank, a subsidiary of Bank of America.

    THEODORE M. WIGHT has been a director of the Company since June 1990. Since 1983, Mr. Wight has been a general partner of the general partner of Walden Investors. He is also a general partner of the general partner of Pacific Northwest Partners SBIC L.P. Both entities are venture capital partnerships. Mr. Wight also serves as a director of RehabCare Corporation, an acute medical rehabilitation services company, and Interlinq Software Corporation, a developer and marketer of residential mortgage loan software, and a number of private companies.

    Seven of the Company's nine executive officers were previously employed by Pay 'N Pak. In September 1991, Pay 'N Pak filed a voluntary petition for relief under Chapter 11 of the U.S. Bankruptcy Code.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth as of August 19, 1996, and as adjusted to reflect the sale of shares of Common Stock offered hereby, certain information regarding the beneficial ownership of the Common Stock of the Company with respect to (i) each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, (ii) each of the Company's directors and executive officers, and (iii) all directors and executive officers of the Company as a group. Unless otherwise indicated, management believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to all shares of Common Stock owned by each person, subject to community property laws where applicable and the information set forth in the footnotes to the table below. Pursuant to the rules of the Securities and Exchange Commission (the "Commission"), in calculating percentage ownership, each person is deemed to beneficially own shares which he is entitled to purchase pursuant to options which are exercisable within 60 days after the date of this Prospectus, but options held by others (even if exercisable within 60 days) are deemed not to be outstanding shares.

                                                           BENEFICIAL OWNERSHIP        BENEFICIAL OWNERSHIP
                                                          PRIOR TO THE OFFERING         AFTER THE OFFERING
                                                        --------------------------  --------------------------
NAME OF BENEFICIAL OWNER                                  SHARES      PERCENTAGE      SHARES      PERCENTAGE
- ------------------------------------------------------  -----------  -------------  -----------  -------------
David J. Heerensperger ...............................    3,937,400        17.1%      3,937,400        14.3%
 c/o Eagle Hardware & Garden, Inc.
 981 Powell Avenue S.W.
 Renton, Washington 98055
Richard T. Takata.....................................      404,900(1)        1.8%      404,900         1.5%
John P. Foucrier......................................       45,000(2)       *           45,000        *
Dale W. Craker........................................       27,400(3)       *           27,400        *
Ronald P. Maccarone...................................       10,000(4)       *           10,000        *
Harlan D. Douglass....................................      811,592(5)        3.5%      811,592         2.9%
Theodore M. Wight.....................................       24,407(6)       *           24,407        *
Herman Sarkowsky......................................      461,865(7)        2.0%      461,865         1.7%
Ronald D. Crockett....................................      282,550(8)        1.2%      282,550         1.0%
All directors and executive officers as a group (13
 persons).............................................    6,131,314(9)       26.2%    6,131,314        22.0%

- ------------------------------
*   Less than 1%.

(1) Includes 9,900 shares of Common Stock held by Mr. Takata's two minor children. Also includes outstanding options to purchase 50,000 shares of Common Stock, which, by their terms, are exercisable within 60 days.

(2) Represents outstanding options to purchase 45,000 shares of Common Stock, which, by their terms, are exercisable within 60 days.

(3) Includes outstanding options to purchase 24,000 shares of Common Stock, which, by their terms, are exercisable within 60 days.

(4) Represents outstanding options to purchase 10,000 shares of Common Stock, which, by their terms, are exercisable within 60 days.

(5) Includes 112,000 shares of Common Stock owned by Harlan D. and Maxine H. Douglass and 6,000 shares of Common Stock owned by Stacey Douglass, Mr. Douglass' daughter. Beneficial ownership of the 6,000 shares of Common Stock owned of record by Stacey Douglass is disclaimed by Mr. Douglass. Also includes outstanding options to purchase 40,000 shares of Common Stock, which, by their terms, are exercisable within 60 days.

(6) Includes outstanding options to purchase 10,000 shares of Common Stock, which, by their terms, are exercisable within 60 days.

(7) Includes 261,365 shares of Common Stock owned of record by the Sarkowsky Family Limited Partnership, 4,000 shares held by Steven William Sarkowsky, 6,000 shares held by Faye Sarkowsky, 6,000 shares held by Cathy Ann Sarkowsky, 3,000 shares held by Fred Sarkowsky and 1,500 shares held by Leo Sarkowsky. Also includes outstanding options to purchase 40,000 shares of Common Stock, which, by their terms, are exercisable within 60 days. Mr. Sarkowsky disclaims beneficial ownership of the shares held by Steven William, Faye, Cathy Ann, Fred and Leo Sarkowsky.

(8) Includes outstanding options to purchase 40,000 shares of Common Stock, which, by their terms, are exercisable within 60 days.

(9) Includes outstanding options to purchase 375,000 shares of Common Stock, which, by their terms, are exercisable within 60 days.

                                  UNDERWRITING

    The Underwriters, Montgomery Securities and Dain Bosworth Incorporated, have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock indicated below opposite their respective names, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters are committed to purchase all of the shares of Common Stock if they purchase any.

                                                                                               NUMBER
NAME OF UNDERWRITER                                                                           OF SHARES
- -------------------------------------------------------------------------------------------  -----------
Montgomery Securities......................................................................    2,250,000
Dain Bosworth Incorporated.................................................................    2,250,000
                                                                                             -----------
    Total..................................................................................    4,500,000
                                                                                             -----------
                                                                                             -----------

    The Underwriters have advised the Company that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of
not more than $      per share; and the Underwriters may allow, and such dealers
may reallow, a concession of not more than $      per share to certain other
dealers. After this offering, the offering price and other selling terms may be changed by the Underwriters. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

    The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 675,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent that the Underwriters exercise this option, the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with this offering.

    The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

    The Company and its directors and executive officers have agreed that they will not directly or indirectly offer to sell, sell or otherwise dispose of any shares of Common Stock of the Company owned by them without the prior written consent of Montgomery Securities, for a period of 90 days after the date of this Prospectus, except that the Company may, without consent, issue shares of Common Stock upon exercise of outstanding stock options or upon conversion of outstanding debentures.

    In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Securities Exchange Act of 1934 during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security. However, if all independent bids are lowered below the passive market maker's bid, such bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Heller, Ehrman, White & McAuliffe, Seattle, Washington. Certain legal matters relating to this offering will be passed upon for the Underwriters by Perkins Coie, Seattle, Washington.

                                    EXPERTS

    The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended January 26, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such information can also be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected and copied at the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850. The Commission maintains a Web site that contains reports, proxy and information statements and other information of the Company at http://www.sec.gov.

    The Company has filed with the Commission a Registration Statement on Form S-3, including amendments thereto, under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit or incorporated by reference into the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus: (1) the Company's Annual Report on Form 10-K for the fiscal year ended January 26, 1996; (2) the Company's Quarterly Reports on Form 10-Q for the quarters ended April 26, 1996 and July 26, 1996; (3) the Company's Proxy Statement for its Annual Meeting of Shareholders held on May 28, 1996; and (4) the description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed with the Commission on February 4, 1992. All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering covered by this Prospectus will be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing such documents.

    Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any and all information that has been or may be incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to Eagle Hardware & Garden, Inc., 981 Powell Avenue S.W., Renton, Washington 98055, Attn: Investor Relations, phone number: (206) 227-5740.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ----------------------

                               TABLE OF CONTENTS

                             ----------------------

                                                    PAGE
                                                    -----
PROSPECTUS SUMMARY.............................           3
RISK FACTORS...................................           6
USE OF PROCEEDS................................          10
DIVIDEND POLICY................................          10
PRICE RANGE OF COMMON STOCK....................          10
CAPITALIZATION.................................          11
SELECTED FINANCIAL DATA........................          12
FORWARD-LOOKING INFORMATION....................          13
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS....................................          13
BUSINESS.......................................          21
MANAGEMENT.....................................          32
PRINCIPAL SHAREHOLDERS.........................          35
UNDERWRITING...................................          36
LEGAL MATTERS..................................          37
EXPERTS........................................          37
AVAILABLE INFORMATION..........................          37
INCORPORATION OF CERTAIN DOCUMENTS BY
 REFERENCE.....................................          37

                                4,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                              -------------------

                                   PROSPECTUS

                              -------------------

                             MONTGOMERY SECURITIES

                                 DAIN BOSWORTH
                                  INCORPORATED

                              SEPTEMBER    , 1996

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts payable by the Registrant in connection with the issuance and distribution of the securities being registered. All the amounts shown are estimated, except the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq Additional Listing Fee.

Securities and Exchange Commission Registration Fee..............  $  31,460
NASD Filing Fee..................................................      9,624
Nasdaq Additional Listing Fee....................................     17,500
Blue Sky Fees and Expenses (includes fees and expenses of
 counsel)........................................................     10,000
Accounting Fees and Expenses.....................................     60,000
Legal Fees and Expenses..........................................     80,000
Printing and Delivery Expenses...................................     75,000
Miscellaneous....................................................     16,416
                                                                   ---------
    Total........................................................  $ 300,000
                                                                   ---------
                                                                   ---------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act (the "WBCA") authorize a corporation to indemnify its directors, officers, employees and agents against certain liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), provided they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. The Registrant's Restated Bylaws require the Registrant to indemnify its officers and directors to the fullest extent permitted by Washington law.

    Section 23B.08.320 of the WBCA authorizes a corporation to limit or eliminate its directors' liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duties, other than for (1) acts or omissions that involve intentional misconduct or a knowing violation of law, (2) improper declaration of dividends, or (3) transactions from which a director derives an improper personal benefit. The Registrant's Restated Articles of Incorporation contain provisions limiting the liability of the Registrant's directors and its shareholders to the fullest extent permitted by Washington law.

    The above discussion of the WBCA and the Registrant's Restated Bylaws and Restated Articles of Incorporation is not intended to be exhaustive and is qualified in its entirety by reference to such statute, the Bylaws and the Amended and Restated Articles of Incorporation, respectively.

    The Registrant maintains directors' and officers' liability insurance on its directors and officers. In addition, the Underwriting Agreement (Exhibit 1.1 hereto) will contain provisions for the indemnification of, among others, controlling persons of the Registrant and the Registrant's directors and officers for certain liabilities.

ITEM 16.  EXHIBITS.

  EXHIBIT
  NUMBER                       DESCRIPTION
- -----------  --------------------------------------------------------------------------------------------------------
       1.1   Form of Underwriting Agreement.
       5.1   Opinion of Heller, Ehrman, White & McAuliffe, counsel to the Registrant, regarding the legality of the
              Common Stock.
      23.1   Consent of Ernst & Young LLP, Independent Auditors (contained on page II-4).
      23.2   Consent of Heller, Ehrman, White & McAuliffe (contained in Exhibit 5.1).
      24.1   Power of attorney (contained on page II-3).

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on August 21, 1996.

                                        EAGLE HARDWARE & GARDEN, INC.

                                        By: /s/ DAVID J. HEERENSPERGER
                                           -------------------------------------
                                           David J. Heerensperger
                                           Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

    EACH PERSON WHOSE INDIVIDUAL SIGNATURE APPEARS BELOW HEREBY AUTHORIZES AND APPOINTS DAVID J. HEERENSPERGER AND RICHARD T. TAKATA, AND EACH OF THEM, WITH FULL POWER OF SUBSTITUTION AND FULL POWER TO ACT WITHOUT THE OTHER, AS HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT TO ACT IN HIS NAME, PLACE AND STEAD AND TO EXECUTE IN THE NAME AND ON BEHALF OF EACH PERSON, INDIVIDUALLY AND IN EACH CAPACITY STATED BELOW, AND TO FILE, ANY AND ALL AMENDMENTS TO THIS REGISTRATION STATEMENT, AND TO FILE THE SAME, INCLUDING ANY AND ALL POST-EFFECTIVE AMENDMENTS AND ANY REGISTRATION STATEMENT RELATING TO THE SAME OFFERING AS THIS REGISTRATION STATEMENT THAT IS TO BE EFFECTIVE UPON FILING PURSUANT TO RULE 462(B) UNDER THE SECURITIES ACT OF 1933, WITH EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, WITH THE SECURITIES AND EXCHANGE COMMISSION, HEREBY RATIFYING AND CONFIRMING ALL THAT SAID ATTORNEYS-IN-FACT, OR THEIR SUBSTITUTE OR SUBSTITUTES, MAY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below on the 21st day of August, 1996.

                      SIGNATURE                                                   TITLE
- ------------------------------------------------------  ---------------------------------------------------------

              /s/ DAVID J. HEERENSPERGER
     -------------------------------------------        Chairman and Chief Executive Officer
                David J. Heerensperger                       (Principal Executive Officer)

                /s/ RICHARD T. TAKATA
     -------------------------------------------        President, Chief Operating Officer and Director
                  Richard T. Takata

               /s/ RONALD P. MACCARONE                  Executive Vice President--Finance and Chief Financial
     -------------------------------------------         Officer
                 Ronald P. Maccarone                     (Principal Financial and Accounting Officer)

                /s/ RONALD D. CROCKETT
     -------------------------------------------                                Director
                  Ronald D. Crockett

                /s/ HARLAN D. DOUGLASS
     -------------------------------------------                                Director
                  Harlan D. Douglass

                 /s/ HERMAN SARKOWSKY
     -------------------------------------------                                Director
                   Herman Sarkowsky

                /s/ THEODORE M. WIGHT
     -------------------------------------------                                Director
                  Theodore M. Wight

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

    We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Eagle Hardware & Garden, Inc. for the registration of 5,175,000 shares of its common stock and to the incorporation by reference therein of our report dated March 9, 1996, with respect to the consolidated financial statements of Eagle Hardware & Garden, Inc. incorporated by reference in its Annual Report (Form 10-K) for the year ended January 26, 1996, filed with the Securities and Exchange Commission.

                                          ERNST & YOUNG LLP

Seattle, Washington
August 21, 1996

                                 EXHIBIT INDEX

 1.1       Form of Underwriting Agreement.
 5.1       Opinion of Heller, Ehrman, White & McAuliffe, counsel to the Registrant, regarding the legality of the Common Stock.
23.1       Consent of Ernst & Young LLP, Independent Auditors (contained on page II-4).
23.2       Consent of Heller, Ehrman, White & McAuliffe (contained in Exhibit 5.1).
24.1       Power of attorney (contained on page II-3).